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Prospectus Supplement
(To prospectus dated September 18, 2002)

         $150,000,000

The Manitowoc Company, Inc.

7 1/8% Senior Notes due 2013

        We will pay interest on the notes on May 1 and November 1 of each year, beginning on May 1, 2004. The notes will be issued only in denominations of $1,000 and multiples of $1,000.

        The notes will be unsecured. Substantially all of our domestic subsidiaries on the issue date will guarantee the notes with unconditional guarantees that will be unsecured and senior to all of the subordinated debt of such subsidiaries. The notes will rank prior to our €175 million of 10 3/8% Senior Subordinated Notes due 2011, our $175 million of 10 1/2% Senior Subordinated Notes due 2012, and any other subordinated indebtedness we may issue in the future. The notes will rank equally with all of our other unsecured and unsubordinated debt and other obligations from time to time outstanding.

	Per Note	Total
Public offering price (1)	100.0%	$150,000,000
Underwriting discount	2.0%	$3,000,000
Proceeds, before expenses, to Manitowoc	98.0%	$147,000,000

(1)
Plus accrued interest from November 6, 2003, if settlement occurs after that date.

        See "Risk Factors," which begins on page S-11 of this prospectus supplement, for a discussion of certain of the risks you should consider before investing in the notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

        The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about November 6, 2003.

Joint Book-Running Lead Managers

Deutsche Bank Securities	Lehman Brothers

Credit Suisse First Boston
ABN AMRO Incorporated
BNY Capital Markets, Inc.
BNP PARIBAS

The date of this prospectus supplement is November 3, 2003.

SUMMARY

        The information below is only a summary of more detailed information included elsewhere in or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that is important to you or that you should consider before buying securities in this offering. Please read this entire prospectus supplement and the accompanying prospectus, as well as the information incorporated by reference, carefully.

The Manitowoc Company, Inc.

        Founded in 1902, we are a diversified industrial manufacturer with leading positions in our three principal markets: Cranes and Related Products ("Crane"), Foodservice Equipment ("Foodservice") and Marine. Our principal offices are located at 2400 South 44th Street, Manitowoc, WI 54220, telephone (920) 684-4410. We have over a 100-year tradition of providing high-quality, customer-focused products and support services to our markets worldwide. For the six months ended June 30, 2003 and the year ended December 31, 2002 we had net sales of $0.8 billion and $1.4 billion, respectively.

        Our Crane business is a global provider of engineered lift solutions, offering one of the broadest lines of lifting equipment in our industry. We design, manufacture and market a comprehensive line of crawler cranes, mobile telescopic cranes, tower cranes, boom trucks and aerial work platforms with lifting capacities of up to 1,433 U.S. tons. Our crane products are marketed under the Manitowoc, Potain, Grove, National and Manlift brand names and are used in a wide variety of applications, including energy, petrochemical and industrial projects, infrastructure development such as road, bridge and airport construction, commercial and high-rise residential construction, mining and dredging.

        Our Foodservice business is a leading broad-line manufacturer of "cold side" commercial foodservice products. We design, manufacture and market full product lines of ice making machines, walk-in and reach-in refrigerators/freezers, fountain beverage delivery systems and other foodservice refrigeration products for the lodging, restaurant, healthcare, convenience store, soft-drink bottling and institutional foodservice markets. Our Foodservice products are marketed under the Manitowoc, Kolpak, SerVend, Multiplex, Harford-Duracool, McCall, Flomatic, Compact and Icetronic brand names.

        Our Marine business provides new construction, ship repair and maintenance services for freshwater and saltwater vessels from four shipyards on the U.S. Great Lakes. Our Marine business is a leading provider of construction and repair services for Great Lakes and oceangoing mid-size commercial, research, and military vessels.

        We believe we are:

  •
  the leading provider of high capacity crawler cranes (over 150 U.S. ton lifting capacity) with an estimated worldwide market share greater than 50%;

  •
  the leading provider of mobile telescopic cranes in North America with an estimated market share greater than 40% and the second largest provider in Europe;

  •
  one of two leading providers of tower cranes in the world with a worldwide market share estimated at greater than 25%;

  •
  the leading provider of ice making machines in the United States with a share of U.S. sales greater than 40%;

  •
  a leading provider of walk-in refrigerator/freezers in the United States; and

  •
  a leading provider of marine construction and repair services in the Great Lakes region with over 60% of the drydock capacity (based on footage) serving the U.S. Great Lakes commercial fleet.

Competitive Strengths

        We believe the following factors will enable us to continue to grow our sales and improve our competitive positions in the markets we serve:

        Portfolio of Recognized Brand Names with Leading Market Positions.    We believe that each of our key brands, including Manitowoc, Grove, National and Potain holds a top three market share in its principal market. We believe our brands are among the best known to our Crane and Foodservice customers and that our brands are recognized for innovative technology, customer-focused design and reliable product support. We believe that our strong brand identity enables us to command leading resale values in the crane industry, creates loyalty among our Crane and Foodservice customers and allows us to increase sales across all of our product lines.

        Diversified Business Platform and Customer Base.    We operate in three discrete businesses, each featuring a broad product offering and selling to a diverse customer base. While both our Crane and Foodservice businesses are influenced by general economic conditions, they serve different global markets that do no react in lockstep with each other. Our Marine business provides additional stability, as its repair and maintenance services are primarily non-discretionary and many of our new construction customers are government agencies whose investment decisions are not directly influenced by general economic conditions. Our customer base is also diverse, with no single Crane, Foodservice or Marine customer representing greater than 10% of our total net sales for the year ended December 31, 2002. We believe our diversification provides us with greater stability and with more opportunities for continued growth.

        Global Manufacturing and Service Capabilities.    With 39 manufacturing facilities and 38 distribution facilities, service branches and offices located in 13 countries, we sell our Crane and Foodservice products and provide our services worldwide. Our manufacturing presence on three continents and our distribution presence on five continents give us greater proximity to our customer base and enable us to provide timely delivery and product support, including parts replacement and after-market services.

        Strong Product Development Track Record.    Our extensive engineering and research and development capabilities have been key drivers of our success. We engage in research and development activities at all of our significant manufacturing facilities. We incurred research and development expenditures of $6.4 million, $7.9 million and $9.7 million for the years ended December 31, 2000, 2001 and 2002, respectively.

        Our team of engineers focuses on developing innovative, high performance and low maintenance products that are intended to create significant brand loyalty among customers. Design engineers work closely with our manufacturing and marketing staff, enabling us to quickly identify changing end-user requirements, implement new technologies and effectively introduce product innovations. Carefully managed relationships with dealers, distributors and end users help us identify and respond to their needs, not only for products, but also for service and support that is critical to the profitability of their operations. As part of our ongoing commitment to provide superior products, we intend to continue our efforts to design products that meet evolving customer demands and that reduce the period from product conception to product introduction.

        Cost Efficient Manufacturing.    We believe we are a highly efficient manufacturer and service provider in each of our businesses. Over the past three years, we focused on improving our manufacturing efficiency by consolidating facilities and implementing new processes designed to decrease our cycle time, reduce working capital costs and increase our manufacturing flexibility. As a result of our focus on manufacturing efficiency, we believe we have the industry's shortest lead times, helping us consistently meet our customers' requirements for on-time delivery while improving our capital efficiency.

        Superior Customer Service.    We support our products and our customers in the field through an extensive after-market customer service network. Downtime in the field can be extremely costly for our customers and we believe our responsiveness and the quality of our customer service differentiate us from our competition and have an important influence on our customers' decisions to choose our brands in the lifting and foodservice equipment markets.

Business Strategy

        We are committed to continuing our tradition of providing customer-focused, quality products and services in a manner designed to continuously improve economic value for our shareholders. We believe we are well positioned to continue to serve our existing customers and to capitalize on growth opportunities around the world through continued execution of the following strategic initiatives:

        Emphasizing New Product Development and Innovation.    We will continue to invest capital to develop new products and enhance our existing products with improved cost-effective functionality in response to changing customer requirements.

        Focusing on Capital and Operating Efficiency.    Since 1993, we have managed our business according to EVA®, or Economic Value-Added, principles. With EVA as a guiding principle, we will continue to seek opportunities to improve productivity, generate consistent cash flows and increase our return on invested capital.

        Extending Our Geographic Reach and Product Support Networks.    We will continue to extend our manufacturing and distribution and service networks deeper into both new and existing geographic markets. In addition to establishing our own facilities in new markets, we will continue to pursue joint ventures and licensing agreements where appropriate to further extend our manufacturing and distribution and service networks around the world.

        Divesting Non-Core Operations Coupled with Selective Acquisitions.    We will continue to improve our product mix and market penetration through selective acquisition and divestment activity.

Recent Developments

        This section describes Manitowoc's unaudited results for the nine months ended September 30, 2003 as provided in the Company's quarterly earnings release dated November 3, 2003.

Manitowoc's Consolidated Results

        For the third quarter of 2003, our net sales increased seven percent to $422.3 million, from $394.9 million during the same period in 2002. We also reported net earnings of $7.2 million, or $0.27 per diluted share, compared with net earnings of $14.7 million, or $0.57 per diluted share, in the third quarter of 2002. During the third quarter we incurred special charges of $2.2 million before tax. These charges primarily included $1.2 million for restructuring charges related to rationalization and facility closures in the Crane segment and approximately $0.5 million in fees related to early debt payment.

        A significant downturn in the domestic crawler market continues to impact our legacy crane business. This decline was partially offset by modest improvement in the tower and mobile hydraulic crane markets in Europe and Asia. In Foodservice, our revenues were basically flat versus prior year in a down market. Marine contract revenues for the quarter were also down due to project deferrals that occurred earlier in the year, but recent new project awards have positioned this segment for strong performance in 2004 and 2005. Because of these continuing trends, we presently are expecting that earnings for the fourth quarter and for the full year will lag earnings for the comparable periods of 2002.

        For the first nine months of 2003, our net sales were $1.2 billion, increasing 23 percent from $1.0 billion reported for the same period in 2002. For the first nine months of 2003 we reported net earnings of $9.0 million, or $0.34 per diluted share, compared with $4.6 million, or $0.18 per diluted share, in 2002. Year-to-date 2003 special charges were $12.4 million before tax and included $5.9 million of restructuring charges primarily in our Crane segment, $4.9 million for the write-down of goodwill in our aerial work platform business, and approximately $0.5 million in fees related to early debt payment.

        During the quarter, our Foodservice segment outperformed the industry despite soft market conditions while continuing to strengthen its internal operations. This helped to offset ongoing market weakness in our Crane segment and lower project activity in our Marine segment. In total, the strength of our diversified business model is helping us to weather these challenges.

        During the third quarter of 2003, we generated $69.7 million in cash from operations making our year-to-date cash generated from operations equal to $93.7 million. This third quarter cash flow generation was driven primarily by our company's efforts toward collections of outstanding accounts receivable. As a result, we were able to pay down outstanding debt by $28.9 million for the quarter and $57.2 million on a year-to-date basis. In addition, our outstanding cash balance at September 30, 2003 increased $27.3 million to $57.7 million from its balance at December 31, 2002.

Business Segment Results

        Net sales in the Crane segment were $262.7 million for the quarter, an increase of 20 percent from $219.7 million in the same quarter of 2002. Operating earnings were $9.0 million for the quarter compared with $19.3 million for the same quarter in 2002. This operating earnings shortfall was concentrated in our domestic crawler crane operations.

        We are seeing increased international activity and gains in market share, resulting from the strategic acquisitions of Potain and Grove Worldwide, and we are aggressively protecting our market share elsewhere. Non-US sales currently account for about 70 percent of total Crane sales. We have taken many steps in our Crane businesses over the past year to improve efficiency and reduce costs. Despite decisive actions, a competitive pricing environment and lack of volume are overshadowing our ability to generate higher margins.

        Net sales in the Foodservice segment increased slightly to $122.7 million for the third quarter of 2003, compared to $121.1 million for the same period last year. Operating earnings for the third quarter increased nearly 11 percent to $20.3 million compared to the same period in 2002. We are also realizing improved margins due to our facility consolidations and operational improvements that have been implemented over the past few years.

        Net sales in the Marine segment were $36.9 million, down 32 percent from prior-year levels, and operating earnings of $0.5 million were down from $4.2 million last year. These results reflect the impact of project deferrals that occurred earlier this year. Our Marine segment was the successful bidder in the case of three new construction contracts that were awarded during the third quarter. These included an Improved Navy Lighterage System, an ocean-class tug and OPA-90 hot-oil tank barge for Penn Maritime, plus two ocean-class, double-hull tank barges for Moran Towing. In addition, our yards benefited from a solid slate of repair work.

        The table below shows our unaudited results by segment for the periods listed:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
	(Thousands of dollars)
Net sales:
Cranes and related products	$262,714	$219,678	$768,430	$491,187
Foodservice equipment	122,700	121,080	354,704	357,933
Marine	36,884	54,160	112,115	157,098

Total	$422,298	$394,918	$1,235,249	$1,006,218

Operating earnings:
Cranes and related products (1)	$7,074	$18,764	$12,170	$51,223
Foodservice equipment (2)	20,318	18,383	53,770	45,011
Marine	526	4,182	4,052	16,054
General corporate expense	(4,297)	(3,345)	(13,746)	(10,550)

Earnings from operations	23,621	37,984	56,246	101,738
Interest expense	(13,701)	(14,640)	(43,661)	(36,596)
Other income (expense)-net	(342)	(34)	(247)	403

Earnings from continuing operations before taxes on income	9,578	23,310	12,338	65,545
Provision for taxes on income	2,380	9,092	3,208	25,563

Earnings from continuing operations	7,198	14,218	9,130	39,982
Discontinued operations:
Earnings from discontinued operations, net of income taxes	—	510	31	1,417
Gain (loss) on sale of discontinued operations, net of income taxes	—	—	(115)	—
Cumulative effect of accounting change, net of income taxes	—	—	—	(36,800)

Net earnings	$7,198	$14,728	$9,046	$4,599

	September 30, 2003	December 31, 2002
Balance Sheet Data:
Cash and temporary investments	$57,731	$30,406
Total assets	1,605,744	1,577,123
Total debt	628,694	666,179
Shareholders' equity	312,396	295,115

(1)
Operating earnings for the Cranes and Related Products segment includes the following items: restructuring costs of $1.2 million and $5.9 million for the three and nine months ended September 30, 2003, respectively; Goodwill impairment charge of $4.9 million for the nine months ended September 30, 2003; and amortization expense of $0.7 million and $2.2 million for the three and nine months ended September 30, 2003, respectively, and $0.5 million and $1.6 million for the three and nine months ended September 30, 2002, respectively.

(2)
Operating earnings for the nine months ended September 30, 2002 of the Foodservice Equipment segment included plant consolidation costs of $3.9 million.

Summary Historical and Pro Forma Financial Information

        We have derived the following summary historical financial information for the year ended December 31, 2001 from our accounting records. We have derived the following summary historical financial information for the year ended December 31, 2002 from our audited consolidated financial statements incorporated by reference in this prospectus supplement. The summary historical financial data as of June 30, 2003 and for the six months ended June 30, 2002 and June 30, 2003 have been derived from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement. We have derived the summary pro forma financial information below from the unaudited pro forma financial statements included elsewhere in this prospectus supplement. While this pro forma information is based on adjustments we deem appropriate and are factually supported based on currently available data, the pro forma information may not be indicative of what actual results would have been, nor does this information purport to present our financial results for future periods (in thousands of dollars).

	For The Year Ended December 31,			For The Six Months Ended June 30,
	Historical			Historical
			Pro Forma 2002(3)			Pro Forma 2003(4)
	2001(1)	2002(2)		2002	2003
Statement of Earnings Data:
Net sales:
Cranes and Related Products	$453,244	$724,214	$1,058,304	$271,509	$505,716	$505,716
Foodservice Equipment	411,637	462,906	462,906	236,853	232,004	232,004
Marine	181,677	219,457	219,457	102,938	75,231	75,231

Total net sales	1,046,558	1,406,577	1,740,667	611,300	812,951	812,951
Costs and expenses:
Cost of sales	770,194	1,080,219	1,366,433	455,201	638,459	638,459
Engineering, selling and administrative expenses	147,140	199,962	254,016	87,393	131,351	131,351
Amortization expense(5)	11,094	2,001	2,001	1,052	1,438	1,438
Goodwill impairment	—	—	—	—	4,900	4,900
Plant consolidation costs	—	3,900	3,900	3,900	—	—
Restructuring costs	—	7,709	8,741	—	4,178	4,178

Total costs and expenses	928,428	1,293,791	1,635,091	547,546	780,326	780,326
Earnings from operations	118,130	112,786	105,576	63,754	32,625	32,625
Interest expense	(37,408)	(51,963)	(68,012)	(21,956)	(29,960)	(31,735)
Loss on debt extinguishment(6)	(5,540)	—	—	—	—	—
Other income (expense), net	(1,247)	1,957	2,560	437	95	95

Earnings from continuing operations before income taxes	73,935	62,780	40,124	42,235	2,760	985
Provision for taxes on income	28,518	22,601	14,444	16,471	828	295

Earnings from continuing operations(8)	45,417	40,179	$25,680	25,764	1,932	$690

Discontinued operations:
Earnings from discontinued operations, net of income taxes(7)	131	1,576		907	31
Loss on sale of discontinued operations, net of income taxes(7)	—	(25,457)		—	(115)
Cumulative effect of accounting change, net of income taxes(5)	—	(36,800)		(36,800)	—

Net earnings (loss)	$45,548	$(20,502)		$(10,129)	$1,848

	For The Year Ended December 31,		For The Six Months Ended June 30,
	Historical		Historical
					Pro Forma 2003(4)
	2001(1)	2002(2)	2002	2003
Other Financial Data:
EBITDA(9)	$148,898	$147,864	$76,360	$57,105	$57,105
Cash flows from operations	106,615	94,539	1,767	24,036	24,036
Cash flows from investing	(304,682)	(4,433)	(13,495)	937	937
Cash flows from financing	207,720	(85,402)	11,496	(28,938)	(28,938)
	As of June 30, 2003
	Actual	Pro Forma(4)
Balance Sheet Data:
Cash and cash equivalents	$24,322	$24,322
Total assets	1,651,982	1,653,492
Total debt	662,912	666,912
Stockholders' equity	305,560	303,070

(1)
Includes the results of Potain SAS only from May 9, 2001, the date of acquisition.

(2)
Includes the results of Grove Investors, Inc. ("Grove") from August 8, 2002, the date of acquisition.

(3)
Pro forma for (i) the acquisition of Grove and related financing and (ii) the issuance of $150.0 million of notes and prepayment of the Term Loan A and partial prepayment of the Term Loan B pursuant to this prospectus supplement assuming both transactions occurred on January 1, 2002 for the purpose of preparing the pro forma statement of earnings for the year ended December 31, 2002.

(4)
Pro forma for the issuance of $150.0 million of notes and prepayment of the Term Loan A and partial prepayment of the Term Loan B pursuant to this prospectus supplement assuming the transaction occurred on January 1, 2002 for the purpose of preparing the pro forma statement of earnings for the six months ended June 30, 2003 and on June 30, 2003 for the purpose of preparing the pro forma balance sheet.

(5)
Effective January 1, 2002 we adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" and discontinued amortization of goodwill and intangible assets deemed to have indefinite lives. Under the transitional provisions of SFAS No. 142, we identified our reporting units, performed impairment tests on the net goodwill and other intangible assets associated with each of the reporting units using a valuation date of January 1, 2002 and determined that a transitional goodwill impairment charge of $51.0 million ($36.8 million net of tax) was required.

(6)
Effective January 1, 2003 we adopted the provisions of SFAS No. 145, "Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13 and Technical Corrections as of April 2002," which mainly addresses the accounting and disclosure related to early extinguishment of debt transactions as well as several other technical corrections. The adoption of SFAS No. 145 resulted in us reclassifying our 2001 loss on early extinguishment of debt from an extraordinary item to a component of earnings from continuing operations.

(7)
In 2002 we sold Manitowoc Boom Trucks, Inc. and determined to divest of Femco Machine Company, Inc., which was subsequently sold during the first quarter of 2003. We have reported the results of these operations as discontinued and have restated prior years amounts in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Prior year and period amounts have been restated to reflect the reporting of these operations as discontinued.

(8)
The pro forma columns for the year ended December 31, 2002 and the six months ended June 30, 2003 exclude certain items after earnings from continuing operations. These items include the following:

	Pro Forma
	December 31, 2002	June 30, 2003
Discontinued operations:
Earnings from discontinued operations, net of income taxes	$1,576	$31
Loss on sale of discontinued operations, net of income taxes	(25,457)	(115)
Cumulative effect of accounting change, net of income taxes	(36,800)	—

        See further description of these items in notes (5) and (7) above.

(9)
EBITDA consists of earnings from operations plus depreciation and amortization. We have presented EBITDA solely as a supplemental disclosure because we believe that it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be construed as an alternative to earnings from operations as determined in accordance with generally accepted accounting principles as an indicator of our operating performance, or as an alternative to cash flows from operating activities as determined in accordance with generally accepted accounting principles as a measure of liquidity. We have significant uses of cash flows, including capital expenditure and debt principal repayments that are not reflected in EBITDA. It should also be noted that not all companies that report EBITDA information calculate EBITDA in the same manner as we do. The following is the calculation of EBITDA for the periods above:

	For The Year Ended December 31,
			For The Six Months Ended June 30,
	Historical
			Historical 2002	Historical 2003	Pro Forma 2003
	2001	2002
Earnings from operations	$118,130	$112,786	$63,754	$32,625	$32,625
Depreciation	19,674	33,077	11,554	23,042	23,042
Amortization	11,094	2,001	1,052	1,438	1,438

EBITDA	$148,898	$147,864	$76,360	$57,105	$57,105

The following are the reconciliations of EBITDA to cash flows from operations:
EBITDA	$148,898	$147,864	$76,360	$57,105	$57,105
Depreciation	(19,674)	(33,077)	(11,554)	(23,042)	(23,042)
Amortization	(11,094)	(2,001)	(1,052)	(1,438)	(1,438)
Interest expense	(37,408)	(51,963)	(21,956)	(29,960)	(31,735)
Loss on debt extinguishment	(5,540)	—	—	—	—
Other (expense) income-net	(1,247)	1,957	437	95	95

Earnings from continuing operations before taxes on income	73,935	62,780	42,235	2,760	985
Provision for taxes on income	28,518	22,601	16,471	828	295

Earnings from continuing operations	45,417	40,179	25,764	1,932	690
Earnings from discontinued operations, net of income taxes	131	1,576	907	31	31
Loss on sale of discontinued operations, net of income taxes	—	(25,457)	—	(115)	(115)
Cumulative effect of accounting change, net of income taxes	—	(36,800)	(36,800)	—	—

Net earnings (loss)	45,548	(20,502)	(10,129)	1,848	606
Non-cash adjustments	36,792	97,141	53,530	32,666	33,908
Changes in operating assets and liabilities	23,865	21,543	(37,544)	(10,981)	(10,981)

Net cash provided by operating activities of continuing operations	106,205	98,182	5,857	23,533	23,533
Net cash used for operating activities of discontinued operations	410	(3,643)	(4,090)	503	503

Net cash provided by operating activities	$106,615	$94,539	$1,767	$24,036	$24,036

The Offering

        The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the Notes" section of this prospectus supplement contains a more detailed description of the terms and conditions of the notes.

Issuer	The Manitowoc Company, Inc.
Securities Offered	$150,000,000 principal amount of 7 1/8% senior notes due 2013.
Maturity	November 1, 2013.
Interest Rate	7 1/8% per year (calculated using a 360-day year).
Interest Payment Dates	May 1 and November 1 beginning on May 1, 2004. Interest will accrue from the issue date of the notes.
Ranking
The notes will be our unsecured senior obligations. They will rank prior to our €175 million of 10 3/8% Senior Subordinated Notes due 2011 ($200.2 million based on June 30, 2003 exchange rates), our $175 million of 10 1/2% Senior Subordinated Notes due 2012, and any other subordinated indebtedness we may issue in the future. The notes will rank equally with all of our other unsecured and unsubordinated debt and other obligations from time to time outstanding. Our secured senior indebtedness, including indebtedness under our senior credit facility, ranks equally with the notes except that it is secured by substantially all domestic tangible and intangible assets of Manitowoc and its subsidiaries. The guarantees by our subsidiaries will rank equally with all of the other unsecured and unsubordinated debt and other obligations from time to time outstanding of our subsidiaries that guarantee the notes. As of June 30, 2003, after giving effect to the issuance of the notes and application of the expected proceeds, we and our subsidiaries would have had $133.9 million of senior secured debt, excluding approximately $100.7 million available to borrow under our revolving credit facility.
Guarantees	Substantially all of our domestic subsidiaries on the issue date will jointly and severally guarantee the notes.

If we create or acquire a new subsidiary, it will guarantee the notes unless we designate the subsidiary as an "unrestricted subsidiary" under the indenture or the subsidiary does not have significant assets.
Optional Redemption
Except as provided below, we cannot redeem the notes until November 1, 2008. Thereafter we may redeem some or all of the notes at the redemption prices listed in the "Description of the Notes" section under the heading "Redemption—Optional Redemption" plus accrued interest.

Optional Redemption After Public Equity Offerings
At any time (which may be more than once) before November 1, 2006, we can choose to redeem up to 35% of the outstanding notes with money that we raise in one or more public equity offerings, as long as:
	•	we pay 107.125% of the face amount of the notes, plus interest;
	•	we redeem the notes within 90 days of completing the public equity offering; and
	•	at least 65% of the aggregate principal amount of notes issued remains outstanding afterwards.
Change of Control Offer
If a change in control of Manitowoc occurs, we must give holders of the notes the opportunity to sell us their notes at 101% of their face amount, plus accrued interest. We might not be able to pay you the required price for notes you present to us at the time of a change of control, because:
	•	we might not have enough funds at that time; or
	•	the terms of our senior credit facility may prevent us from paying.
Asset Sale Proceeds
If we or our subsidiaries engage in asset sales, we generally must either invest the net cash proceeds from such sales in our business within a period of time, prepay the senior credit facility or make an offer to purchase a principal amount of the notes equal to the excess net cash proceeds. The purchase price of the notes will be 100% of their principal amount, plus accrued interest. If any net cash proceeds remain at the conclusion of that offer, we are required to make similar offers to purchase our outstanding senior subordinated notes.
Certain Indenture Provisions	The indenture governing the notes will contain covenants limiting our (and most or all of our subsidiaries') ability to:
	•	incur additional debt;
	•	pay dividends or distributions on our capital stock or repurchase our capital stock;
	•	issue stock of subsidiaries;
	•	make certain investments;
	•	create liens on our assets to secure debt;
	•	enter into transactions with affiliates;
	•	merge or consolidate with another company; and
	•	transfer and sell assets.
These covenants are subject to a number of important limitations and exceptions.
Use of Proceeds	We are using the money raised from the notes to prepay a portion of our obligations under the senior credit facility. See "Use of Proceeds."
Risk Factors	Investing in the notes involves substantial risks. See "Risk Factors" for a description of certain of the risks you should consider before investing in the notes.

RISK FACTORS

        You should carefully consider the risk factors set forth below and all other information contained in this prospectus supplement and the prospectus, including the documents incorporated by reference, before making any decision regarding an investment in the notes. If any of the events contemplated by the following risks actually occur, then our business, financial condition or results of operations could be materially adversely affected. As a result of these and other factors, the value of the notes could decline, and you may lose all or part of your investment.

Risks Related to the Notes

Our substantial leverage may impair our financial condition.

        We currently have, and after the issuance of the notes will continue to have, a substantial amount of debt. As of June 30, 2003, our total consolidated debt was approximately $662.9 million and our total debt to capitalization ratio was approximately 68.4%. See "Capitalization" for additional information, including a presentation of our actual capital structure at June 30, 2003 and a presentation of our pro forma capital structure as of that date reflecting the issuance of the notes and the application of the net proceeds from the sale of the notes. Our substantial debt could have important consequences to you, including:

  •
  Making it more difficult for us to satisfy our obligations with respect to the notes;

  •
  Increasing our vulnerability to general adverse economic and industry conditions;

  •
  Requiring a substantial portion of our cash flows from operations be used for the payment of interest on our debt, therefore reducing our ability to use our cash flows to fund working capital, capital expenditures, acquisitions and general corporate requirements;

  •
  Limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and general corporate requirements;

  •
  Limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and

  •
  Placing us at a competitive disadvantage to other less leveraged competitors.

        Subject to specified limitations, the indenture permits us and our subsidiaries to incur substantial additional debt. At June 30, 2003, after giving effect to the issuance of the notes and application of the expected proceeds, our revolving credit facility would permit us and our subsidiaries to borrow up to an additional $100.7 million, which provides us greater access to capital so that we have flexibility to fund future working capital expenditures, acquisitions and general corporate requirements and to plan for, or react to changes in our business and the industries in which we operate. However, if new debt is added to our and our subsidiaries' current debt levels, then the related risks that we and they now face could intensify.

Servicing our debt will require a significant amount of cash and our ability to generate sufficient cash depends on many factors, some of which are beyond our control.

        Our ability to make payments on and refinance our debt and to fund planned capital expenditures depends on our ability to generate cash flows. To some extent, this is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. In addition, our ability to borrow funds under our senior credit facility will depend on our meeting the financial covenants contained in the credit agreement for our senior credit facility, including a minimum consolidated interest coverage ratio test, a minimum consolidated fixed charge coverage ratio test, and maximum consolidated senior and total leverage ratio tests. At June 30, 2003, after giving effect to the issuance of the notes and application of the expected proceeds, we would have had approximately $24.3 million reserved under our senior credit facility for standby letters of credit, and we would have had approximately $100.7 million available under our revolving credit facility. We cannot assure you that our business will generate cash flows from operations or that future borrowings will be available to us under our senior credit facility or otherwise in an amount sufficient to enable us to pay our debt or to fund other liquidity needs. As a result, we may need to refinance all or a portion of our debt on or before maturity. Our senior credit facility matures in stages between 2006 and 2007, our outstanding €175,000,000 of 10 3/8% senior subordinated notes ($200.2 million based on June 30, 2003 exchange rates) mature in 2011 and our outstanding $175,000,000 of 10 1/2% senior subordinated notes mature in 2012. We cannot assure you that we will be able to refinance any of our debt on favorable terms, if at all. Any inability to generate sufficient cash flows or refinance our debt on favorable terms could have a material adverse effect on our financial condition.

Covenant restrictions under our senior credit facility and our indentures may limit our ability to operate our businesses and to make payments on the notes.

        Our senior credit facility and the indentures governing our senior subordinated notes contain covenants that may restrict our ability to finance future operations or capital needs, to take advantage of other business opportunities or to satisfy our obligations under the notes, as applicable. These covenants restrict our ability to, among other things:

  •
  Borrow money, pay dividends or make distributions;

  •
  Repurchase stock;

  •
  Make investments and extend credit;

  •
  Engage in transactions with affiliates;

  •
  Engage in sale-leaseback transactions;

  •
  Complete some asset sales;

  •
  Effect a consolidation or merger, or sell, transfer, lease or otherwise dispose of all or substantially all of our assets; and

  •
  Create liens on our assets.

        In addition, our senior credit facility requires us to maintain specified financial ratios and satisfy certain financial condition tests, which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. Events beyond our control, including changes in general business and economic conditions, may affect our ability to meet those financial ratios and financial condition tests. We cannot assure you that we will meet those tests or that the lenders will waive any failure to meet those tests. A breach of any of these covenants would result in a default under our senior credit facility and any resulting acceleration under the senior credit facility may result in a default under our indentures. If an event of default under our senior credit facility occurs, the lenders could elect to declare all amounts outstanding under the senior credit facility, together with accrued interest, to be immediately due and payable.

Your right to receive payment on the notes and the guarantees is unsecured and therefore junior (to the extent of the collateral) to all of our and the guarantors' senior debt.

        The notes will not be secured by any of our or the guarantors' assets, and as such will be effectively subordinated to any secured debt that we or the guarantors may have now or may incur in the future to the extent of the value of the assets securing that debt. Our senior credit facility is secured by substantially all of our and our domestic subsidiaries' tangible and intangible assets.

        In the event that we or a guarantor are declared bankrupt, become insolvent or are liquidated or reorganized, any secured debt will be entitled to be paid in full from the proceeds of our pledged assets or the pledged assets of the guarantor, as applicable, before any payment may be made with respect to the notes or the affected guarantees. In any of the foregoing events, we cannot assure you that we would have sufficient assets to pay amounts due on the notes. As a result, you may receive less, proportionally, than the holders of secured debt. The notes also are effectively subordinated to debt of our restricted subsidiaries that are not guarantors. See "Description of the Notes—Ranking" for additional information. At June 30, 2003, after giving effect to the issuance of the notes and application of the expected proceeds, the notes and the guarantees would have ranked junior (to the extent of the collateral) to $133.9 million of our and our subsidiary guarantors' secured debt, and an additional $100.7 million of unused availability would have been available to borrow under our revolving credit facility. In addition, the indenture, the indentures related to our senior subordinated notes and our senior credit facility permit, subject to specified limitations, the incurrence of additional debt, some or all of which may be senior debt. See "Description of the Notes—Certain Covenants" for additional information.

If our subsidiaries do not make sufficient distributions to us, we will not be able to make payment on our debt, including the notes.

        We are a holding company with no material operations and only limited assets. Because our operations are conducted primarily by our subsidiaries, our cash flows and our ability to service indebtedness, including our ability to pay the interest on and principal of the notes, are dependent to a large extent upon cash dividends and distributions or other transfers from our subsidiaries. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate, and any restrictions imposed by the current and future debt instruments of our subsidiaries. Such payments to us by our subsidiaries are contingent upon our subsidiaries' earnings.

        Our subsidiaries are separate and distinct legal entities and, except for the guarantors of the notes, have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available, whether by dividends, loans, distributions or other payments, and do not guarantee the payment of interest on, or principal of, the notes. Any right that we have to receive any assets of any of our subsidiaries that are not guarantors upon the liquidation or reorganization of any such subsidiary, and the consequent right of holders of notes to realize proceeds from the sale of their assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors and holders of debt issued by the subsidiary.

The guarantees may not be enforceable because of fraudulent conveyance laws.

        The incurrence of the guarantees by the guarantors may be subject to review under U.S. federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy case or lawsuit is commenced by or on behalf of the guarantors' unpaid creditors. Under these laws, if in such a case or lawsuit a court were to find that, at the time such guarantor guaranteed the notes, such guarantor:

  •
  Incurred the guarantee of the notes with the intent of hindering, delaying or defrauding current or future creditors; or

  •
  Received less than reasonably equivalent value or fair consideration for incurring the guarantee of the notes and such guarantor:

  •
  Was insolvent or rendered insolvent;

  •
  Was engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or

  •
  Intended to incur, or believed that it would incur, debts beyond its ability to pay as these debts matured (as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes);

then such court could avoid the guarantee of such guarantor or subordinate the amounts owing under the guarantee to the guarantor's presently existing or future debt or take other actions detrimental to you.

        It may be asserted that the guarantors incurred their guarantees for our benefit and they incurred the obligations under the guarantees for less than reasonably equivalent value or fair consideration.

        The measure for insolvency for purposes of the foregoing considerations will vary depending on the law of the jurisdiction that is being applied in any such proceeding. Generally, a company would be considered insolvent if, at the time it incurred the debt or issued the guarantee, either:

  •
  The sum of its debts (including contingent liabilities) is greater than its assets, at fair valuation, or

  •
  The present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured.

        If a guarantee is avoided as a fraudulent conveyance or found to be unenforceable for any other reason, you will not have a claim against that obligor and will only be a creditor of Manitowoc and any guarantor whose obligation was not set aside or found to be unenforceable.

We may not have the ability to raise the funds necessary to finance the change of control offer required by our indentures.

        Upon a change of control, we are required to offer to repurchase all outstanding notes and our outstanding senior subordinated notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

        The source of funds for any such purchase of notes and senior subordinated notes will be our available cash or cash generated from our subsidiaries' operations or other sources, including borrowing, sales of assets or sales of equity. We cannot assure you that sufficient funds will be available at the time of any change of control to make any required repurchases of notes and senior subordinated notes tendered. In addition, the terms of our senior credit facility limit our ability to repurchase your notes in those circumstances. Any of our future debt agreements may contain similar restrictions and provisions. If the holders of the notes and the senior subordinated notes exercise their right to require us to repurchase all of those notes upon a change of control, the financial effect of this repurchase could cause a default under our other debt, including under the senior subordinated notes, even if the change of control itself would not cause a default. Accordingly, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our senior credit facility will not allow such repurchases. See "Description of the Notes—Change of Control" for additional information.

If an active trading market does not develop for these notes, you may not be able to resell them.

        The notes are a new issue of securities without an established trading market. While the notes have been registered under the Securities Act of 1933, we do not intend to apply for the notes to be listed on any securities exchange or arrange for the notes to be quoted on any quotation system. We have been informed by the underwriters that they intend to make a market in the notes after this offering is completed. However, the underwriters may cease their market-making at any time. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the notes.

Risks Related to Our Business

Some of our business segments are cyclical and a decline in any of these segments could have a material adverse effect on our operating performance.

        Historically, sales of products that we manufacture and sell have been subject to cyclical variations caused by changes in general economic conditions. In particular, the demand for our crane products is highly cyclical and is impacted by the strength of the economy generally, interest rates and other factors that may have an effect on the level of construction activity on an international, national or regional basis. During periods of expansion in construction activity, we generally have benefited from increased demand for our products. Conversely, during recessionary periods, we have been adversely affected by reduced demand for our products. The U.S. and European construction industries, among others, are currently experiencing a downturn, which is adversely affecting suppliers to the construction industry, including our cranes segment. We cannot assure you that this downturn will not continue or become more severe. In addition, the strength of economies generally may affect the rates of expansion, renovation and equipment replacement within the restaurant, lodging, convenience store and healthcare industries, which may affect the performance of our foodservice equipment segment. Furthermore, an economic recession may impact substantially leveraged companies, such as Manitowoc, more than competing companies with less leverage and may have a material adverse effect on our financial condition, results of operations and cash flows.

A substantial portion of our growth has come through acquisitions. We may not be able to identify or complete future acquisitions, which could adversely affect our future growth.

        Our growth strategy historically has been based in part upon acquisitions. Our successful growth through acquisitions depends upon our ability to identify and successfully negotiate suitable acquisitions, obtain financing for future acquisitions on satisfactory terms or otherwise complete acquisitions in the future. In addition, our level of indebtedness may increase in the future if we finance other acquisitions with debt. This will cause us to incur additional interest expense and could increase our vulnerability to general adverse economic and industry conditions and limit our ability to service our debt or obtain additional financing. We cannot assure you that future acquisitions will not have a material adverse effect on our financial condition, results of operations and cash flows.

Our future success depends on our ability to effectively integrate acquired companies and manage growth.

        Our growth has placed, and will continue to place, significant demands on our management and operational and financial resources. We have made three significant acquisitions since November of 2000. Future acquisitions will require integration of the acquired companies' sales and marketing, distribution, manufacturing, engineering, purchasing, finance and administrative organizations. Experience has taught us that the successful integration of acquired businesses requires substantial attention from our senior management and the management of the acquired companies, which tend to reduce the time that they have to service and attract customers and develop new products and services. While we believe we have successfully integrated our acquisitions to date, we cannot assure you that we will be able to integrate any future acquisitions successfully, or that these acquired companies will operate profitably or that the beneficial effect from these acquisitions will be realized. Our financial condition, results of operations and cash flows could be materially and adversely affected if we do not successfully integrate any future companies that we may acquire or if we do not manage our growth effectively.

Because we participate in industries that are intensely competitive, our net sales and profits could decline as we respond to competition.

        We sell most of our products in highly competitive industries. We compete in each of those industries based on product design, quality of products and services, product performance, maintenance costs and price. Several of our competitors have greater financial, marketing, manufacturing and distribution resources than we do. We cannot assure you that our products and services will continue to compete successfully with those of our competitors or that we will be able to retain our customer base or improve or maintain our profit margins on sales to our customers, all of which could materially and adversely affect our financial condition, results of operations and cash flows.

Price increases in some materials and sources of supply could affect our profitability.

        We use large amounts of steel, stainless steel, aluminum, copper and electronic controls in the manufacture of our products. Recently, market prices of some of these materials have increased. There have also been several changes in the surcharge base levels of nickel and chrome. These changes have the effect of increasing the overall market price for stainless steel, a significant raw material for our foodservice segment. If we are not able to pass future raw material price increases on to our customers, our margins could be adversely affected.

We increasingly manufacture and sell our products outside of the United States, which may present additional risks to our business.

        For the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001, approximately 47.0%, 33.5% and 24.5%, respectively, of our net sales were attributable to products sold outside of the United States. Expanding international sales is part of our growth strategy. We have approximately 2,700 employees and 17 manufacturing facilities located in Europe and Asia. International operations generally are subject to various risks, including political, military, religious and economic instability, local labor market conditions, the imposition of foreign tariffs and other trade business, the impact of foreign government regulations, and the effects of income and withholding tax, governmental expropriation and differences in business practices. We may incur increased costs and experience delays or disruptions in product deliveries and payments in connection with international manufacturing and sales that could cause loss of revenue. Unfavorable changes in the political, regulatory and business climate and currency devaluations of various foreign jurisdictions could have a material adverse effect on our financial condition, results of operations and cash flows.

We depend on our key personnel and the loss of these personnel could have an adverse affect on our businesses.

        Our success depends to a large extent upon the continued services of our key executives, managers and skilled personnel. Generally, these employees are not bound by employment or non-competition agreements, and we cannot assure you that we will retain our key officers and employees. We could be seriously harmed by the loss of key personnel.

Our operations and profitability could suffer if we experience labor relations problems.

        The company employs approximately 6,800 persons and has labor agreements with 18 union locals in North America. In addition, a large majority of Potain's and Grove's European employees belong to European trade unions. These collective bargaining or similar agreements which expire at various times in each of the next several years. We believe that we have satisfactory relations with our unions and, therefore, anticipate reaching new agreements on satisfactory terms as the existing agreements expire. We may not be able to reach new agreements without a work stoppage or strike and any new agreements that are reached may not be reached on terms satisfactory to us. A prolonged work stoppage or strike at any one of our manufacturing facilities could have a material adverse effect on our results of operations.

If we fail to protect our intellectual property rights or maintain our rights to use licensed intellectual property, our business could be adversely affected.

        Our patents, trademarks and licenses are important in the operation of our businesses. Although we intend to protect our intellectual property rights vigorously, we cannot assure you that we will be successful in doing so. Third parties may assert or prosecute infringement claims against us in connection with the services and products that we offer, and we may or may not be able to successfully defend these claims. Litigation, either to enforce our intellectual property rights or to defend against claimed infringement of the rights of others, could result in substantial costs and in a diversion of our resources. In addition, if a third party made a valid claim, then we would likely need to obtain a license from the third party on commercial terms, which would likely increase our costs. Our failure to maintain or obtain necessary licenses or an adverse outcome in any litigation relating to patent infringement or other intellectual property matters could have a material adverse effect on our financial condition, results of operations and cash flows.

Our results of operations may be negatively impacted by product liability lawsuits.

        Our business exposes us to potential product liability risks, including claims associated with asbestos exposure, that are inherent in the design, manufacture and sales of our products. Neither we nor our affiliates have to date incurred material costs related to these claims. A substantial increase in the number of claims that are made against us or the amounts of any judgments or settlements could, however, materially and adversely affect our reputation and our financial condition, results of operations and cash flows.

Potential environmental liabilities may arise in the future and adversely impact our financial condition.

        Our operations, facilities and properties are subject to extensive and evolving laws and regulations pertaining to air emissions, wastewater discharges, the handling and disposal of solid and hazardous materials and wastes, the remediation of contamination, and otherwise relating to health, safety and the protection of the environment. As a result, we are involved from time to time in administrative or legal proceedings relating to environmental and health and safety matters, and have in the past and will continue to incur capital costs and other expenditures relating to such matters.

        Based on current information, we believe that any costs we may incur relating to environmental matters will not be material. We cannot be certain, however, that identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory authorities, or other unanticipated events will not arise in the future and give rise to additional environmental liabilities, compliance costs or penalties which could be material. Further, environmental laws and regulations are constantly evolving and it is impossible to predict accurately the effect they may have upon our financial condition, results of operations or cash flows.

We are exposed to the risk of foreign currency fluctuations.

        Some of our operations are or will be conducted by subsidiaries in foreign countries. The results of the operations and the financial position of these subsidiaries will be reported in the relevant foreign currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements which are stated in U.S. dollars. The exchange rates between many of these currencies and the U.S. dollar have fluctuated significantly in recent years and may fluctuate significantly in the future. Such fluctuations may have a material effect on our results of operations and financial position and may significantly affect the comparability of our results between financial periods.

        In addition, we will incur currency transaction risk whenever one of our operating subsidiaries enters into a transaction using a different currency than its functional currency. We attempt to reduce currency transaction risk whenever one of our operating subsidiaries enters into a transaction using a different currency than its functional currency by:

  •
  Matching cash flows and payments in the same currency;

  •
  Direct foreign currency borrowing; and

  •
  Entering into foreign exchange contracts for hedging purposes.

        However, we may not be able to hedge this risk completely or at an acceptable cost, which may adversely affect our results of operations and financial condition.

USE OF PROCEEDS

        We estimate the net proceeds to us from the offering to be approximately $146.0 million, after deducting underwriting discounts and other offering expenses. We intend to use the net proceeds from the offering to prepay our Term Loan A obligation and to partially prepay our Term Loan B obligation under our senior credit facility.

CAPITALIZATION

        The following table sets forth our consolidated cash and cash equivalents and capitalization as of June 30, 2003 on a historical basis and on a pro forma basis after giving effect to issuance of the notes and the anticipated prepayment of our Term Loan A obligation and partial prepayment of our Term Loan B obligation under our senior credit facility, after payment of the underwriters' discount and estimated offering expenses, as if the transaction occurred on June 30, 2003. This table should be read in conjunction with the "Unaudited Pro Forma Condensed Financial Statements" and "Use of Proceeds" included elsewhere in this prospectus supplement and the Manitowoc historical financial statements incorporated by reference in this prospectus supplement and the prospectus.

	As of June 30, 2003
	Actual	Pro Forma
	(Thousands of Dollars)
Cash and Cash equivalents	$24,322	$24,322

Debt:
Senior credit facility:
Revolving credit facility	$—	$—
Term Loan A	75,294	—
Term Loan B	171,500	100,794
Senior subordinated notes due 2011(1)	200,200	200,200
Senior subordinated notes due 2012	175,000	175,000
Notes offered hereby	—	150,000
Miscellaneous	40,918	40,918

Total debt	662,912	666,912
Stockholders' equity(2)	305,560	303,070

Total capitalization	$968,472	$969,982

(1)
This represents €175 million at June 30, 2003 exchange rates.

(2)
The $2.5 million decrease in stockholders' equity relates to the write-off of the deferred financing fees relating to the prepayment of the Term Loan A and the partial prepayment of the Term Loan B.

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

        The unaudited pro forma condensed statement of earnings for the year ended December 31, 2002 gives effect to (i) the acquisition of Grove, a company acquired by us on August 8, 2002, and the related financing transactions and (ii) the issuance of $150.0 million of the notes and prepayment of the Term Loan A and partial prepayment of the Term Loan B of our senior credit facility pursuant to this prospectus supplement assuming both transactions occurred on January 1, 2002. The pro forma data are based on the historical financial statements of Manitowoc for the year ended December 31, 2002 and the historical unaudited financial information of Grove for the period from January 1, 2002 to August 8, 2002.

        The unaudited pro forma condensed financial statements as of and for the six months ended June 30, 2003 give effect to the issuance of $150.0 million of the notes and prepayment of the Term Loan A and partial prepayment of the Term Loan B of our senior credit facility pursuant to this prospectus supplement. For the six months ended June 30, 2003 we assumed that the transaction occurred on January 1, 2002 for the purpose of preparing the unaudited pro forma condensed statement of earnings, and that the transaction occurred on June 30, 2003 for the purpose of preparing the unaudited pro forma condensed balance sheet.

        The unaudited pro forma condensed financial statements should be read in conjunction with the historical financial statements of Manitowoc and Grove that are incorporated by reference in this prospectus supplement.

        Pro forma adjustments to historical financial information include adjustments that we deem reasonable and appropriate and are factually supported based on currently available information. These unaudited pro forma financial statements are included for comparative purposes only and may not be indicative of what actual results would have been had we acquired Grove or refinanced our debt on the dates described above. The pro forma financial statements also do not purport to present our financial results for future periods.

Unaudited Pro Forma Condensed Statement of Earnings
(Thousands of Dollars)

	For the Year Ended December 31, 2002
	Manitowoc Historical	Grove Historical(1)	Pro Forma Adjustments		Pro Forma Manitowoc and Grove	Pro Forma Adjustments		Pro Forma
Net sales	$1,406,577	$334,090	$—		$1,740,667	$—		$1,740,667
Costs and expenses
Cost of sales	1,080,219	286,214	—		1,366,433	—		1,366,433
Engineering, selling and administrative expenses	199,962	54,054	—		254,016	—		254,016
Amortization expense	2,001	—	—		2,001	—		2,001
Plant consolidation costs	3,900	—	—		3,900	—		3,900
Restructuring costs	7,709	1,032	—		8,741	—		8,741

Total costs and expenses	1,293,791	341,300	—		1,635,091	—		1,635,091

Earnings from operations	112,786	(7,210)	—		105,576	—		105,576
Interest expense	(51,963)	(10,783)	(1,589)	(2)	(64,335)	(3,677	)(5)	(68,012)
Other income-net	1,957	530	73	(3)	2,560	—		2,560

Earnings (loss) from continuing operations before taxes on income	62,780	(17,463)	(1,516)		43,801	(3,677)		40,124
Provision (benefit) for taxes on income	22,601	—	(6,833	)(4)	15,768	(1,324	)(6)	14,444

Earnings (loss) from continuing operations(7)	$40,179	$(17,463)	$5,317		$28,033	$(2,353)		$25,680

Per Share Data:
Earnings per share from continuing operations—basic	$1.58							$1.02

Weighted average shares outstanding—basic	25,193							25,193

Earnings per share from continuing operations—diluted	$1.56							$1.00

Weighted average shares outstanding—diluted	25,782							25,782

The accompanying notes are an integral part of these
unaudited pro forma condensed financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENT OF EARNINGS

(1)
Manitowoc completed its acquisition of Grove on August 8, 2002. This historical financial information of Grove is from the period January 1, 2002 to August 8, 2002. This information was derived by deducting the unaudited historical results of operations of Grove for the three months ended December 29, 2001 from the unaudited historical results of operations of Grove for the nine months ended June 29, 2002, plus the financial information of Grove for the period from June 30, 2002 through August 8, 2002. Grove's financial results subsequent to August 8, 2002 are included in Manitowoc's historical results.

(2)
To adjust interest expense to reflect the issuance of new debt in connection with the acquisition of Grove and the repayment of existing Grove debt:

Instrument	Amount	Interest Rate	For the Period From January 1, 2002 through August 8, 2002
Revolving credit facility	$19,345	6.375%	$743
Notes issued in connection with Grove acquisition	175,000	10.500%	11,075
Grove short-term borrowings	4,092	7.750%	191
Amortization of deferred financing costs	—		362

	$198,437		12,372

Less-Grove historical interest expense			(10,783)

Net pro forma adjustment			$1,589

The revolving credit facility, which provides for maximum borrowings of $125.0 million, has a 0.500% commitment fee on the unused balance. See Note (3) below.

(3)
To adjust the commitment fee related to the assumed unused balance of the revolving credit facility.

(4)
To adjust the provision for income taxes to an income tax rate of 36%.

(5)
To adjust interest expense to reflect the issuance of the notes and the prepayment of the Term Loan A and partial prepayment of the Term Loan B:

	Amount	Interest Rate	For the Year Ended December 31, 2002
Notes offered hereby	$150,000	7.125%	$10,687
Less Term Loan A	(101,713)	4.063%	(4,132)
Less Term Loan B	(44,287)	4.324%	(1,915)
Amortization of new deferred financing costs			400
Less amortization of deferred financing costs of Term Loan A and Term Loan B			(1,363)

Net pro forma adjustment			$3,677

As a result of the prepayment of the Term Loan A and the partial prepayment of the Term Loan B we will reflect a loss on debt extinguishment of approximately $3.6 million (pretax). This loss is not reflected in the pro forma adjustments above.

(6)
To adjust the provision for income taxes to an income tax rate of 36%.

(7)
The unaudited pro forma condensed statement of earnings for the year ended December 31, 2002 excludes certain items after earnings from continuing operations. These items include the following:

Earnings from discontinued operations, net of income taxes	$1,576
Loss on sale of discontinued operations, net of income taxes	(25,457)
Cumulative effect of accounting change, net of income taxes	(36,800)

Unaudited Pro Forma Condensed Statement of Earnings
(Thousands of Dollars)

	Six Months Ended June 30, 2003
	Historical	Pro Forma Adjustments		Pro Forma
Net sales	$812,951	$—		$812,951
Costs and expenses
Cost of sales	638,459	—		638,459
Engineering, selling and administrative expenses	131,351	—		131,351
Amortization expense	1,438	—		1,438
Goodwill impairment	4,900	—		4,900
Restructuring costs	4,178	—		4,178

Total costs and expenses	780,326	—		780,326

Earnings from operations	32,625	—		32,625
Interest expense	(29,960)	(1,775	)(1)	(31,735)
Other income-net	95	—		95

Earnings from continuing operations before taxes on income	2,760	(1,775)		985
Provision for taxes on income	828	(533	)(2)	295

Earnings from continuing operations(3)	$1,932	$(1,242)		$690

Per Share Data:
Earnings per share from continuing operations—basic	$0.07			$0.03

Weighted average shares outstanding—basic	26,543			26,543

Earnings per share from continuing operations—diluted	$0.07			$0.03

Weighted average shares outstanding—diluted	26,603			26,603

        The accompanying notes are an integral part of these
unaudited pro forma condensed financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENT OF EARNINGS

(1)
To adjust interest expense to reflect the issuance of the notes and the prepayment of Term Loan A and partial prepayment of Term Loan B:

	Amount	Interest Rate	For the Six Months Ended June 30, 2003
Notes offered hereby	$150,000	7.125%	$5,344
Less Term Loan A	(75,294)	3.771%	(1,420)
Less Term Loan B	(70,706)	4.010%	(1,418)
Amortization of new deferred financing costs	—		200
Less amortization of deferred financing costs of Term Loan A and Term Loan B	—		(931)

			$1,775

As a result of the prepayment of the Term Loan A and the partial prepayment of the Term Loan B we will reflect a loss on debt extinguishment of approximately $3.6 million (pretax). This loss is not reflected in the pro forma adjustments above.

(2)
To adjust the provision for income taxes to an income tax rate of 30%.

(3)
The unaudited pro forma condensed statement of earnings for the six months ended June 30, 2003 excludes certain items after earnings from continuing operations. These items are the following:

Earnings from discontinued operations, net of income taxes	$31
Loss on sale of discontinued operations, net of income taxes	(115)

Unaudited Pro Forma Condensed Balance Sheet
(Thousands of Dollars)

	Historical June 30, 2003	Pro Forma Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$24,322	$—		$24,322
Marketable securities	2,252	—		2,252
Accounts receivable-net	269,327	—		269,327
Inventories-net	282,419	—		282,419
Deferred income taxes	101,151	—		101,151
Other current assets	51,773	—		51,773

Total current assets	731,244	—		731,244
Property, plant and equipment-net	314,293	—		314,293
Goodwill-net	394,910	—		394,910
Other intangible assets-net	125,861	—		125,861
Deferred income taxes	19,637	1,067	(2)	20,704
Debt issue costs on notes offered hereby	—	4,000	(1)	4,000
Other non-current assets	66,037	(3,557	)(2)	62,480

Total assets	$1,651,982	$1,510		$1,653,492

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued expenses	$427,365	$—		$427,365
Current portion of long-term debt	32,531	(28,169	)(1)	4,362
Short-term borrowings	7,485	—		7,485
Product warranties	32,578	—		32,578
Product liabilities	34,588	—		34,588

Total current liabilities	534,547	(28,169)		506,378
Non-current liabilities:
Long-term debt, less current portion	622,896	(117,831	)(1)	505,065
Notes offered hereby	—	150,000	(1)	150,000
Pension obligations	66,741	—		66,741
Postretirement health and other benefit obligations	68,804	—		68,804
Other non-current liabilities	53,434	—		53,434

Total non-current liabilities	811,875	32,169		844,044
Stockholders' Equity
Common stock	367	—		367
Additional paid-in capital	81,268	—		81,268
Accumulated other comprehensive loss	(15,195)	—		(15,195)
Unearned compensation	(469)	—		(469)
Retained earnings	346,538	(2,490	)(2)	344,048
Treasury stock, at cost	(106,949)	—		(106,949)

Total stockholders' equity	305,560	(2,490)		303,070

Total liabilities and stockholders' equity	$1,651,982	$1,510		$1,653,492

The accompanying notes are an integral part of these
unaudited pro forma condensed financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEETS

(1)
The pro forma adjustments required to record the issuance of the notes and the anticipated prepayment of our Term Loan A obligation and partial prepayment of our Term Loan B obligation under our senior credit facility as follows:

Proceeds from notes offered hereby	$150,000
Less underwriters' discount and estimated offering expenses	(4,000)

Net proceeds	$146,000

Payment of Term Loan A current	$(26,419)
Payment of Term Loan B current	(1,750)

Total current payments	$(28,169)

Payment of Term Loan A non-current	$(48,875)
Payment of Term Loan B non-current	(68,956)

Total non-current payments	$(117,831)

The $4.0 million represents the underwriters' discount and estimated offering expenses for the new notes. These costs will be amortized over the term of the notes.

(2)
The pro forma adjustment to reflect the write-off of the deferred financing fees relating to the prepayment of the Term Loan A and the partial prepayment of the Term Loan B, and the related deferred tax asset recorded at 30%.

DESCRIPTION OF THE NOTES

        The Company will issue the notes under an indenture (the "Indenture") among itself, the Guarantors and BNY Midwest Trust Company (a subsidiary of The Bank of New York), as Trustee (the "Trustee"). The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). A copy of the Indenture may be obtained from the Company or the Underwriters. You can find definitions of certain capitalized terms used in this description under "—Certain Definitions." For purposes of this section, references to the "Company" include only The Manitowoc Company, Inc. and not its Subsidiaries.

        The notes will be senior unsecured obligations of the Company, ranking equal in right of payment to all other senior unsecured obligations of the Company. The notes will be effectively subordinated to all existing and future secured debt of the Company and the Guarantors to the extent of the assets securing such debt. The notes will also be effectively subordinated to any debt, preferred stock obligations and other liabilities of the Company's Subsidiaries that are not Guarantors. As of June 30 2003, on a pro forma basis as if the offering had occurred on such date, the Company and the Guarantors would have had approximately $133.9 million of secured debt outstanding and approximately $100.7 million of unused commitments, net of outstanding letters of credit, under the Credit Agreement.

        The Company will issue the notes in fully registered form in denominations of $1,000 and integral multiples thereof. The Trustee will initially act as Paying Agent and Registrar for the notes. The notes may be presented for registration or transfer and exchange at the offices of the Registrar. The Company may change any Paying Agent and Registrar without notice to holders of the notes (the "Holders"). The Company will pay principal (and premium, if any) on the notes at the Trustee's corporate office in New York, New York. At the Company's option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered address of Holders.

Principal, Maturity and Interest

        The Company is issuing $150.0 million in aggregate principal amount of notes in this offering (the "Offering"). Additional notes (the "Additional Notes") may be issued from time to time, subject to the limitations set forth under "Certain Covenants—Limitation on Incurrence of Additional Indebtedness." The notes will mature on November 1, 2013. Interest on the notes will accrue at the rate of 7 1/8% per annum and will be payable semiannually in cash on each May 1 and November 1 commencing on May 1, 2004 to the persons who are registered Holders at the close of business on the April 15 or October 15 immediately preceding the applicable interest payment date. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

        The notes will not be entitled to the benefit of any mandatory sinking fund.

Redemption

  Optional Redemption

        Except as described below, the notes are not redeemable before November 1, 2008. Thereafter, the Company may redeem the notes at its option, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing on August 1 of the year set forth below:

Year	Percentage
2008	103.563%
2009	102.375%
2010	101.188%
2011 and thereafter	100.000%

        In addition, the Company must pay accrued and unpaid interest on the notes redeemed.

  Optional Redemption Upon Public Equity Offerings

        At any time, or from time to time, on or prior to November 1, 2006, the Company may, at its option, use the Net Cash Proceeds of one or more Public Equity Offerings (as defined below) to redeem up to 35% of the principal amount of the notes (including any Additional Notes) outstanding under the Indenture at a redemption price of 107.125% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that:

                (1)   At least 65% of the principal amount of notes (including any Additional Notes) outstanding under the Indenture remains outstanding immediately after any such redemption; and

                (2)   The Company makes such redemption not more than 90 days after the consummation of any such Public Equity Offering.

        "Public Equity Offering" means an underwritten public offering of Qualified Capital Stock of the Company pursuant to a registration statement filed with the SEC in accordance with the Securities Act.

Selection and Notice of Redemption

        In the event that the Company chooses to redeem less than all of the notes, selection of the notes for redemption will be made by the Trustee either:

                (1)   in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed; or,

                (2)   on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

        No notes of a principal amount of $1,000 or less shall be redeemed in part. If a partial redemption is made with the proceeds of a Public Equity Offering, the Trustee will select the notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures). Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price.

Guarantees

        The Guarantors will jointly and severally guarantee (the "Guarantees"), on an senior unsecured basis, the Company's obligations under the Indenture and the notes. A form of such Guarantee will be attached as an exhibit to the Indenture. The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

        Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor that is a Wholly Owned Restricted Subsidiary of the Company without limitation, or with other Persons, upon the terms and conditions set forth in the Indenture. See "Certain Covenants—Merger, Consolidation and Sale of Assets." In the event all of the Capital Stock of a Guarantor is sold by the Company and the sale complies with the provisions set forth in "Certain Covenants—Limitation on Asset Sales," the Guarantor's Guarantee will be released.

        Separate financial statements of the Guarantors are not included herein because they are not required by SEC rules and regulations.

Holding Company Structure

        The Company is a holding company for its Subsidiaries, with no material operations of its own and only limited assets. Accordingly, the Company is dependent upon the distribution of the earnings of its Subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations, to service its debt obligations. In addition, the claims of the holders are subject to the prior payment of all liabilities (whether or not for borrowed money) and to any preferred stock interest of such Subsidiaries other than the Guarantors. We cannot assure you that, after providing for all prior claims, there would be sufficient assets available from the Company and its Subsidiaries to satisfy the claims of the holders of notes. See "Risk Factors—If our subsidiaries do not make sufficient distributions to us, we will not be able to make payment on our debt, including the notes."

Change of Control

        Upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder's notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase.

        Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which (unless otherwise required by law) must be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"). Holders electing to have a note purchased pursuant to a Change of Control Offer will be required to surrender the note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

        If a Change of Control Offer is made, we cannot assure you that the Company will have available funds sufficient to pay the Change of Control purchase price for all the notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, we cannot assure you that the Company would be able to obtain such financing.

        Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder's right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the notes and the Existing Notes, and we cannot assure you that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

        Notwithstanding anything to the contrary in this section, the Company shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this section and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

Certain Covenants

        The Indenture will contain, among others, the following covenants:

  Limitation on Incurrence of Additional Indebtedness

                (a)   The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur") any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company and the Guarantors may incur Indebtedness (including, without limitation, Acquired Indebtedness) and any Restricted Subsidiary of the Company that is not or will not, upon such incurrence, become a Guarantor may incur Acquired Indebtedness, in each case if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.25 to 1.0.

                (b)   The Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is expressly subordinated in right of payment to any other Indebtedness of the Company or such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the notes or the applicable Guarantee, as the case may be, to the same extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company or such Guarantor, as the case may be. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Company or any Guarantor solely by virtue of such Indebtedness being unsecured or by virtue of the fact that the holders of such Indebtedness have entered into one or more intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

  Limitation on Restricted Payments

        The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

                (1)   declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company's Capital Stock to holders of such Capital Stock;

                (2)   purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock;

                (3)   make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, earlier than one year prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness; or

                (4)   make any Investment (other than Permitted Investments)

(each of the foregoing actions set forth in clauses (1), (2), (3) and (4) being referred to as a "Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto,

      (i)
      a Default or an Event of Default shall have occurred and be continuing; or

      (ii)
      the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant; or

      (iii)
      the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined in good faith by the Board of Directors of the Company) shall exceed the sum of:

        (w)
        50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to the Issue Date and on or prior to the date the Restricted Payment occurs (the "Reference Date") (treating such period as a single accounting period); plus

        (x)
        100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company; plus

        (y)
        without duplication of any amounts included in clause (iii)(x) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company's Capital Stock (excluding, in the case of clauses (iii)(x) and (y), any net cash proceeds from a Public Equity Offering to the extent used to redeem the Notes in compliance with the provisions set forth under "Redemption—Optional Redemption Upon Public Equity Offerings"); plus

        (z)
        without duplication, the sum of:

        (1)
        the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments;

        (2)
        the net cash proceeds received by the Company or any of its Restricted Subsidiaries from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company); and

        (3)
        upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary;

        provided, however, that the sum of clauses (1), (2) and (3) above shall not exceed the aggregate amount of all such Investments made subsequent to the Issue Date.

        Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

                (1)   the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration;

                (2)   if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of the Company, either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company;

                (3)   if no Default or Event of Default shall have occurred and be continuing, the acquisition of any Indebtedness of the Company or a Guarantor that is subordinate or junior in right of payment to the notes or such Guarantor's Guarantee, as the case may be, either (i) solely in exchange for shares of Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a

Subsidiary of the Company) of (a) shares of Qualified Capital Stock of the Company or (b) Refinancing Indebtedness;

                (4)   if no Default or Event of Default shall have occurred and be continuing, repurchases by the Company of Common Stock of the Company (or options or warrants to purchase such Common Stock) from directors, officers and employees of the Company or any of its Subsidiaries or their authorized representatives upon the death, disability, retirement or termination of employment of such directors, officers or employees, in an aggregate amount not to exceed $500,000 in any calendar year;

                (5)   if no Default or Event of Default shall have occurred and be continuing, Restricted Payments in an amount not to exceed $5.0 million;

                (6)   if no Default or Event of Default shall have occurred and be continuing, any transfer or other disposition of Capital Stock of the Company or any Subsidiary of the Company, pursuant to an Inversion Transaction; provided that (i) the Supplemental Indenture is executed and in effect concurrently with the consummation of such Inversion Transaction; (ii) immediately following such Inversion Transaction, the Company shall apply to Standard & Poor's Rating Group ("S&P") and Moody's Investors Service, Inc. ("Moody's") to have its debt rating and outlook updated and such updated debt rating and outlook shall be no less favorable to the Company than immediately prior to such Inversion Transaction; (iii) immediately following such Inversion Transaction, the Company's Consolidated Fixed Charge Coverage Ratio is at least equal to the Consolidated Fixed Charge Coverage Ratio immediately prior to such Inversion Transaction; and (iv) immediately following such Inversion Transaction, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant;

                (7)   in the event of a Change of Control, and if no Default or Event of Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness of the Company or any Guarantor, in each case at a purchase price not greater than 101% of the principal amount of such Subordinated Indebtedness, plus accrued and unpaid interest thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer with respect the notes offered hereby as a result of such Change of Control and has repurchased all notes validly tendered and not withdrawn in connection with such Change of Control Offer;

                (8)   in the event of an Asset Sale that requires the Company to offer to repurchase notes pursuant to the covenant described under "Limitation on Asset Sales," and if no Default or Event of Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness of the Company or any Guarantor, in each case at a purchase price not greater than 100% of the principal amount of such Subordinated Indebtedness, plus accrued and unpaid interest thereon; provided, however, that (A) prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company has made an offer with respect to the notes offered hereby pursuant to the provisions of the of the covenant described under "Limitation on Asset Sales" and has repurchased all notes validly tendered and not withdrawn in connection with such offer and (B) the aggregate amount of all such payments, purchases, redemptions, defeasances or other acquisitions or retirements of all such Subordinated Indebtedness may not exceed the amount of the Net Cash Proceeds Amount remaining after the Company has complied with clause (3) of the covenant described under "Limitation on Asset Sales;" and

                (9)   if no Default or Event of Default shall have occurred and be continuing, the repurchase or other acquisition of Subordinated Indebtedness outstanding on the Issue Date in an amount not to exceed $200.0 million; provided, that for purposes of this clause (9), the U.S. dollar-equivalent of any such Subordinated Indebtedness denominated in a foreign currency will be calculated based on the relevant currency exchange rate on the date that such Subordinated Indebtedness was incurred; and provided, further, that immediately following such repurchase or other acquisition, the Company is able to incur at least $1.0 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant.

        In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, amounts expended pursuant to clauses (1), (2)(ii), 3(ii)(a), (4), (5) (7) and (8) shall be included in such calculation.

  Limitation on Asset Sales

        The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

            (1)   the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company's Board of Directors);

            (2)   at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and shall be received at the time of such disposition; provided that, for purposes of this clause (2), any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) within 30 days after receipt will be considered "cash" or "Cash Equivalents" and

            (3)   upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 365 days of receipt thereof either:

              (a)   to permanently reduce Indebtedness under the Credit Agreement and, in the case of any such Indebtedness under any revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility;

              (b)   to make an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets (including Capital Stock) that will be used in the business of the Company and its Restricted Subsidiaries as existing on the Issue Date or in businesses reasonably related thereto ("Replacement Assets"); or

              (c)   a combination of prepayment and investment permitted by the foregoing clauses (3)(a) and (3)(b).

        On the 366th day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash

Proceeds relating to such Asset Sale as set forth in clauses (3)(a), (3)(b) and (3)(c) of the preceding paragraph (each, a "Net Proceeds Offer Trigger Date"), such aggregate amount of Net Cash Proceeds that have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (3)(a), (3)(b) and (3)(c) of the preceding paragraph or the last provision of this paragraph (each a "Net Proceeds Offer Amount") shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the "Net Proceeds Offer") to all Holders and, to the extent required by the terms of any Pari Passu Indebtedness, to all holders of such Pari Passu Indebtedness, on a date (the "Net Proceeds Offer Payment Date") not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders (and holders of any such Pari Passu Indebtedness) on a pro rata basis, the maximum amount of notes and Pari Passu Indebtedness that may be purchased with the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the notes and Pari Passu Indebtedness to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

        The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $10.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $10.0 million, shall be applied as required pursuant to this paragraph).

        In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "—Merger, Consolidation and Sale of Assets," which transaction does not constitute a Change of Control, the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

        Notwithstanding the first two paragraphs of this covenant, the Company and its Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent that:

                (1)   at least 75% of the consideration for such Asset Sale constitutes Replacement Assets; and

                (2)   such Asset Sale is for fair market value; provided that any consideration not constituting Replacement Assets received by the Company or any of its Restricted Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Cash Proceeds subject to the provisions of the first two paragraphs of this covenant.

        The provisions of this covenant shall not apply to transactions undertaken pursuant to an Inversion Transaction; provided that (i) the Supplemental Indenture is executed and in effect concurrently with the consummation of such Inversion Transaction; (ii) immediately following such Inversion Transaction, the Company shall apply to S&P and Moody's to have its debt rating and outlook updated and such updated debt rating and outlook shall be no less favorable to the Company than immediately prior to such Inversion Transaction; (iii) immediately following such Inversion Transaction, the Company's Consolidated Fixed Charge Coverage Ratio is at least equal to the Consolidated Fixed Charge Coverage Ratio immediately prior to such Inversion Transaction; and (iv) immediately following such Inversion Transaction, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant.

        Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender notes and holders of Pari Passu Indebtedness properly tender such Pari Passu Indebtedness in an amount exceeding the Net Proceeds Offer Amount, the tendered notes and Pari Passu Indebtedness will be purchased on a pro rata basis (based on amounts tendered) in an aggregate amount equal to the Net Proceeds Offer Amount (if any). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

  Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

                (1)   pay dividends or make any other distributions on or in respect of its Capital Stock;

                (2)   make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or

                (3)   transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company,

in each case except for such encumbrances or restrictions existing under or by reason of:

            (a)   applicable law;

            (b)   the notes or the Indenture;

            (c)   customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Restricted Subsidiary of the Company;

            (d)   any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

            (e)   agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date;

            (f)    the Credit Agreement or an agreement governing other Pari Passu Indebtedness permitted to be incurred under the Indenture; provided that, with respect to any agreement governing such other Pari Passu Indebtedness, the provisions relating to such encumbrance or restriction are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in its reasonable and good faith judgment than the provisions contained in the Credit Agreement as in effect on the Issue Date;

            (g)   restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien;

            (h)   restrictions imposed by any agreement to sell assets or Capital Stock permitted under the Indenture to any Person pending the closing of such sale;

            (i)    restrictions imposed by agreements governing Indebtedness of a Foreign Restricted Subsidiary incurred pursuant to clauses (14) and (19) of the definition of "Permitted Indebtedness";

            (j)    restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

            (k)   any Purchase Money Note or other Indebtedness or other contractual requirements of a Securitization Entity in connection with a Qualified Securitization Transaction; provided that such restrictions apply only to such Securitization Entity;

            (l)    customary provisions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the equity interests therein) entered into in the ordinary course of business; and

            (m)  an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (b) and (d) through (I) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such agreements are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (b) and (d) through (l) above.

  Limitation on Preferred Stock of Restricted Subsidiaries

        The Company will not permit any of its Restricted Subsidiaries that are not Guarantors to issue any Preferred Stock (other than to the Company or to a Wholly Owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company) to own any Preferred Stock of any Restricted Subsidiary of the Company that is not a Guarantor.

  Limitation on Liens

        The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of the Company or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless:

                (1)   in the case of Liens securing Subordinated Indebtedness, the notes or the Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; and

                (2)   in all other cases, the notes or Guarantees, as the case may be, are equally and ratably secured, except for:

            (a)   Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

            (b)   Liens securing borrowings under the Credit Agreement (whether incurred pursuant to clause (2) of the definition of Permitted Indebtedness, the Consolidated Fixed Charge Coverage Ratio or as otherwise in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant);

            (c)   Liens securing the notes and the Guarantees;

            (d)   Liens of the Company or a Wholly Owned Restricted Subsidiary of the Company on assets of any Restricted Subsidiary of the Company and Liens on assets of the Company in favor of a Wholly Owned Restricted Subsidiary that is a Guarantor;

            (e)   Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness that has been secured by a Lien permitted under the Indenture and that has been incurred without violation of the Indenture; provided, however, that such Liens: (i) are no less favorable to the Holders and are not more favorable to the lienholders, in each case in any material respect, with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced; and (ii) do not extend to or cover any categories of property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced; and

            (f)    Permitted Liens.

  Merger, Consolidation and Sale of Assets

        The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and the Company's Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

                (1)   either:

            (a)   the Company shall be the surviving or continuing corporation; or

            (b)   the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company's Restricted Subsidiaries substantially as an entirety (the "Surviving Entity"):

        (x)
        shall be a corporation organized and validly existing under the laws of any country that is a member of the European Union as currently constituted or the United States or any State thereof or the District of Columbia; and

        (y)
        shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the notes and the performance of every covenant of the notes and the Indenture on the part of the Company to be performed or observed;

                (2)   immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, (a) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction and (b) shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "—Limitation on Incurrence of Additional Indebtedness" covenant;

                (3)   immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

                (4)   the Company or the Surviving Entity shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

        For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

        The Indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the notes with the same effect as if such surviving entity had been named as such.

        Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of its Guarantee and the Indenture in connection with any transaction complying with the provisions of "Certain Covenants—Limitation on Asset Sales") will not, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person other than the Company or any other Guarantor unless:

                (1)   the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia;

                (2)   such entity assumes by supplemental indenture all of the obligations of the Guarantor on its Guarantee;

                (3)   immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

                (4)   immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, the Company could satisfy the provisions of clause (2) of the first paragraph of this covenant.

        Any merger or consolidation of a Guarantor with and into the Company (with the Company being the surviving entity) or another Guarantor that is a Wholly Owned Restricted Subsidiary of the Company need only comply with clause (4) of the first paragraph of this covenant.

        The provisions of this covenant shall not apply to transactions undertaken pursuant to an Inversion Transaction; provided that (i) the Supplemental Indenture is executed and in effect concurrently with the consummation of such Inversion Transaction; (ii) immediately following such Inversion Transaction, the Company's debt ratings and outlook by S&P and Moody's are no less favorable to the Company than prior to such Inversion Transaction; (iii) immediately following such Inversion Transaction, the Company's Consolidated Fixed Charge Coverage Ratio is at least equal to the Consolidated Fixed Charge Coverage Ratio prior to such Inversion Transaction; and (iv) immediately following such Inversion Transaction, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant.

  Limitations on Transactions with Affiliates

        (a)   The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an "Affiliate Transaction"), other than (x) Affiliate Transactions permitted under paragraph (b) below and (y) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

        All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $5.0 million shall be approved by the Board of Directors of the Company or such Restricted Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $10.0 million, the Company or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

        (b)   The restrictions set forth in the first paragraph of this covenant shall not apply to:

                (1)   reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company's Board of Directors or senior management;

                (2)   transactions exclusively between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries; provided such transactions are not otherwise prohibited by the Indenture;

                (3)   any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date;

                (4)   Restricted Payments or Permitted Investments permitted by the Indenture;

                (5)   transactions between the Company or any of its Subsidiaries and any Securitization Entity in connection with a Qualified Securitization Transaction, in each case provided that such transactions are not otherwise prohibited by the Indenture; and

                (6)   transactions undertaken pursuant to an Inversion Transaction; provided that (i) the Supplemental Indenture is executed and in effect concurrently with the consummation of such Inversion Transaction; (ii) immediately following such Inversion Transaction, the Company shall apply to S&P and Moody's to have its debt rating and outlook updated and such updated debt rating and outlook shall be no less favorable to the Company than immediately prior to such Inversion Transaction; (iii) immediately following such Inversion Transaction, the Company's Consolidated Fixed Charge Coverage Ratio is at least equal to the Consolidated Fixed Charge Coverage Ratio immediately prior to such Inversion Transaction; and (iv) immediately following such Inversion Transaction, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant.

  Additional Subsidiary Guarantees

        If any existing or future Domestic Restricted Subsidiary shall, after the Issue Date, guarantee any Indebtedness of the Company or a Guarantor, then the Company shall cause such Domestic Restricted Subsidiary to:

                (1)   execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Domestic Restricted Subsidiary shall unconditionally guarantee all of the Company's obligations under the notes and the Indenture on the terms set forth in the Indenture; and

                (2)   deliver to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Domestic Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Domestic Restricted Subsidiary.

Thereafter, such Domestic Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture until such Domestic Restricted Subsidiary is released from its Guarantee as provided in the Indenture.

  Conduct of Business

        The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any businesses that are not the same, similar or reasonably related to the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

  Reports to Holders

        Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, the Company will furnish the Holders of notes:

                (1)   all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company, if any) and, with respect to the annual information only, a report thereon by the Company's certified independent accounts; and

                (2)   all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission's rules and regulations.

        In addition, whether or not required by the rules and regulations of the SEC, the Company will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default

        The following events are defined in the Indenture as "Events of Default":

                (1)   the failure to pay interest on any notes when the same becomes due and payable and the default continues for a period of 30 days;

                (2)   the failure to pay the principal on any notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer) on the date specified for such payment in the applicable offer to purchase;

                (3)   a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 45 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the notes (except in the case of a default with respect to the "Merger, Consolidation and Sale of Assets" covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

                (4)   the failure to pay at final stated maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Company or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated (in each case with respect to which the 20-day period described above has passed), aggregates $10.0 million or more at any time;

                (5)   one or more judgments in an aggregate amount in excess of $10.0 million shall have been rendered against the Company or any of its Significant Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

                (6)   certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries; or

                (7)   any Guarantee of a Significant Subsidiary ceases to be in full force and effect or any Guarantee of a Significant Subsidiary is declared to be null and void and unenforceable or any Guarantee of a Significant Subsidiary is found to be invalid or any Guarantor that is a Significant Subsidiary denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

        If an Event of Default (other than an Event of Default specified in clause (6) above with respect to the Company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding notes may declare the principal of and accrued interest on all the notes to be due and payable by notice in writing to the Company and the Trustee specifying the applicable Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same shall become immediately due and payable.

        If an Event of Default specified in clause (6) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

        The Indenture will provide that, at any time after a declaration of acceleration with respect to the notes as described in the preceding paragraphs, the Holders of a majority in principal amount of the notes may rescind and cancel such declaration and its consequences:

                (1)   if the rescission would not conflict with any judgment or decree;

                (2)   if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

                (3)   to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

                (4)   if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

                (5)   in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

        The Holders of a majority in principal amount of the notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any notes.

        Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

        Under the Indenture, the Company is required to provide an officers' certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

Legal Defeasance and Covenant Defeasance

        The Company may, at its option and at any time, elect to have its Obligations and the Obligations of the Guarantors discharged with respect to the outstanding notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes, except for:

                (1)   the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the notes when such payments are due;

                (2)   the Company's Obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payments;

                (3)   the rights, powers, trust, duties and immunities of the Trustee and the Company's Obligations in connection therewith; and

                (4)   the Legal Defeasance provisions of the Indenture.

        In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such Obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

                (1)   the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash, non-callable U.S. government obligations, rated AAA or better by S&P and Aaa by Moody's, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

                (2)   in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that:

            (a)   the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

            (b)   since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

                (3)   in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

                (4)   no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings);

                (5)   such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings) or any other material agreement or instrument (including without limitation the Credit Agreement) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

                (6)   the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

                (7)   the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

                (8)   the Company shall have delivered to the Trustee an opinion of counsel to the effect that assuming no intervening bankruptcy of the Company between the date of deposit and the 124th day following the date of deposit and that no Holder is an insider of the Company, after the 124th day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and

                (9)   certain other customary conditions precedent are satisfied.

        Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date or a redemption date within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the notes, as expressly provided for in the Indenture) as to all outstanding notes when:

                (1)   either:

            (a)   all the notes theretofore authenticated and delivered (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

            (b)   all notes not theretofore delivered to the Trustee for cancellation have become due and payable, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

                (2)   the Company has paid all other sums payable under the Indenture by the Company; and

                (3)   the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

        From time to time, the Company, the Guarantors and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

                (1)   reduce the amount of notes whose Holders must consent to an amendment;

                (2)   reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any notes;

                (3)   reduce the principal of or change or have the effect of changing the fixed maturity of any notes, or change the date on which any notes may be subject to redemption or reduce the redemption price therefor;

                (4)   make any notes payable in money other than that stated in the notes;

                (5)   make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of notes to waive Defaults or Events of Default;

                (6)   after the Company's obligation to purchase notes arises thereunder, amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or, after such Change of Control has occurred or such Asset Sale has been consummated, modify any of the provisions or definitions with respect thereto;

                (7)   modify or change any provision of the Indenture or the related definitions affecting the ranking of the notes or any Guarantee in a manner which adversely affects the Holders; or

                (8)   release any Guarantor that is a Significant Subsidiary from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

Governing Law

        The Indenture will provide that it, the notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

        The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

        The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

        "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Restricted Subsidiaries or that is assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation.

        "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

        "Asset Acquisition" means (1) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (2) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) that constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

        "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease, assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company of: (1) any Capital Stock of any Restricted Subsidiary of the Company; or (2) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that Asset Sales or other dispositions shall not include:

            (a)   a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $2.0 million;

            (b)   the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under "Certain Covenants—Merger, Consolidation and Sale of Assets";

            (c)   the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof;

            (d)   sales of accounts receivable and related assets (including contract rights) of the type specified in the definition of "Qualified Securitization Transaction" to a Securitization Entity for the fair market value thereof;

            (e)   sales of accounts receivable and related assets (including contract rights) to the Factor pursuant to the Factoring Agreement;

            (f)    disposals or replacements of obsolete equipment in the ordinary course of business;

            (g)   sales pursuant to the GE Agreement; and

            (h)   any Restricted Payment permitted by the "Limitation on Restricted Payments" covenant or that constitutes a Permitted Investment.

        "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof or, with respect to any Person that is not a corporation, the Person or Persons performing corresponding functions.

        "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

        "Borrowing Base Amount" means, as of any date, an amount equal to the sum of:

                (1)   80% of the aggregate book value of all accounts receivable of the Company and its Restricted Subsidiaries; and

                (2)   50% of the aggregate book value of all inventory owned by the Company and its Restricted Subsidiaries, all calculated on a consolidated basis and in accordance with GAAP.

        "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

        "Capital Stock" means:

                (1)   with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person; and

                (2)   with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

        "Cash Equivalents" means:

                (1)   marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

                (2)   marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody's;

                (3)   commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's;

                (4)   certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million;

                (5)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above;

                (6)   Investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through (5) above; and

                (7)   Foreign Cash Equivalents.

        "Change of Control" means the occurrence of one or more of the following events:

                (1)   any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture);

                (2)   the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture);

                (3)   any Person or Group (other than entities formed for the purpose of holding, directly or indirectly, Capital Stock of the Company) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company; or

                (4)   the replacement of a majority of the Board of Directors of the Company over a two-year period from the directors who constituted the Board of Directors of the Company at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.

        "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

        "Consolidated EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of:

                (1)   Consolidated Net Income; and

                (2)   to the extent Consolidated Net Income has been reduced thereby:

            (a)   all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses (other than in connection with an Inversion Transaction) or taxes attributable to sales or dispositions outside the ordinary course of business);

            (b)   Consolidated Interest Expense; and

            (c)   Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

        "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

                (1)   the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

                (2)   any asset sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X promulgated under the Exchange Act) attributable to the assets that are the subject of the Asset Acquisition or asset sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such asset sale or Asset Acquisition (including the incurrence or assumption of any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such other Indebtedness that was so guaranteed.

        Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio":

                (1)   interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

                (2)   notwithstanding clause (1) of this paragraph, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

        "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of:

                (1)   Consolidated Interest Expense; plus

                (2)   the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person and, to the extent permitted under the Indenture, its Restricted

Subsidiaries (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local income tax rate of such Person, expressed as a decimal.

        "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication:

                (1)   the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation: (a) any amortization of debt discount and amortization or write-off of deferred financing costs; (b) the net costs under Interest Swap Obligations; (c) all capitalized interest; and (d) the interest portion of any deferred payment obligation; and

                (2)   the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

        "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom:

                (1)   after-tax gains from Asset Sales (without regard to the $2.0 million limitation set forth in the definition thereof) or abandonments or reserves relating thereto;

                (2)   after-tax items classified as extraordinary or nonrecurring gains or losses;

                (3)   the net income of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Restricted Subsidiary of the referent Person;

                (4)   the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by contract, operation of law or otherwise;

                (5)   the net income of any Person, other than a Restricted Subsidiary of the Company, except to the extent of cash dividends or distributions paid to the Company or to a Restricted Subsidiary of the Company by such Person;

                (6)   income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

                (7)   in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets;

                (8)   non-cash charges relating to compensation expense in connection with benefits provided under employee stock option plans, restricted stock option plans and other employee stock purchase or stock incentive plans; and

                (9)   income or loss attributable solely to fluctuations in currency values and related tax effects.

        "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

        "Consolidated Non-cash Charges" means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges that require an accrual of or a reserve for cash charges for any future period).

        "Credit Agreement" means the Credit Agreement dated as of May 9, 2001, among the Company, the lenders party thereto in their capacities as lenders thereunder and Bankers Trust Company, as agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as amended to the date of this prospectus supplement and as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

        "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

        "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

        "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or prior to the final maturity date of the notes.

        "Domestic Restricted Subsidiary" means any Restricted Subsidiary of the Company incorporated or otherwise organized or existing under the laws of the United States, any state thereof or the District of Columbia.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

        "Existing Notes" means the Company's 10 3/8% Senior Subordinated Notes due 2011 and 10 1/2% Senior Subordinated Notes due 2012.

        "Factor" means, collectively, one or more purchasers of receivables under the Factoring Agreement.

        "Factoring Agreement" means one or more receivables purchase agreements (or similar agreements) entered into by the Company or any of its Restricted Subsidiaries with the Factor, as the same may be amended, modified, supplemented and/or replaced from time to time so long as any such replacement agreement is on terms no less favorable to the Company or any of its Restricted Subsidiaries in any material respect than those terms set forth in the Factoring Agreement as in effect on the Issue Date.

        "fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

        "Foreign Cash Equivalents" means certificates of deposit or bankers acceptances of any bank organized under the laws of Canada or any country that is a member of the European Union, whose short-term commercial paper rating from S&P is at least A-1 or the equivalent thereof or from Moody's is at least P-1 or the equivalent thereof, in each case with maturities of not more than one year from the date of acquisition.

        "Foreign Restricted Subsidiary" means any Restricted Subsidiary of the Company that is not a Domestic Restricted Subsidiary.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

        "GE Agreement" means the agreement, dated March 10, 1998, between the Company and General Electric Capital Corporation, as Lessor, as the same may be amended, modified, supplemented and/or replaced from time to time, providing for the sale of equipment by the Company to the Lessor and subsequent leaseback by the Lessor to the Company or to certain of the Company's Subsidiaries in an aggregate outstanding principal amount not to exceed $20.0 million at any time.

        "Guarantor" means: (1) each of Manitowoc Crane Companies, Inc.; Manitowoc Marine Group, LLC; Manitowoc Foodservice Companies, Inc.; North Central Crane & Excavator Sales Corp.; Environmental Rehab, Inc.; Manitowoc Western Company, Inc.; Manitowoc Re-Manufacturing, Inc.; Manitowoc Cranes, Inc.; West-Manitowoc, Inc.; Femco Machine Company, Inc.; Manitowoc CP, Inc.; Manitowoc MEC, Inc.; KMT Refrigeration, Inc.; Harford Duracool, LLC; Diversified Refrigeration, Inc.; SerVend Sales Corp.; Manitowoc Beverage Systems, Inc.; Manitowoc Ice, Inc.; Manitowoc Equipment Works, Inc.; Manitowoc FP, Inc.; KMT Sales Corp.; Manitowoc Beverage Equipment, Inc.; Marinette Marine Corporation; Grove Investors, Inc.; Grove Holdings, Inc.; Grove Worldwide, Inc.; Grove U.S. LLC; Crane Acquisition Corp.; and Crane Holding Inc. and (2) each of the Company's Domestic Restricted Subsidiaries that in the future executes a supplemental indenture in which such Domestic Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

        "Indebtedness" means with respect to any Person, without duplication:

                (1)   all Obligations of such Person for borrowed money;

                (2)   all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

                (3)   all Capitalized Lease Obligations of such Person;

                (4)   all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business);

                (5)   all Obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction;

                (6)   guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

                (7)   all Obligations of any other Person of the type referred to in clauses (1) through (6) above that are secured by any Lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured;

                (8)   all Obligations under Currency Agreements and interest swap agreements of such Person; and

                (9)   all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

        For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

        "Independent Financial Advisor" means a firm: (1) that does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company; and (2) that, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

        "Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

        "Inversion Transaction" means a transaction or series of related transactions undertaken to facilitate the global movement of cash assets among affiliated group members in a tax efficient manner pursuant to which (i) a U.S. parent company ("Former Parent") becomes a wholly owned subsidiary of a newly organized offshore/foreign entity or entities (in either case, or together, a "New Parent"); (ii) all of the issued and outstanding capital stock of Former Parent is converted into an equivalent number of shares of capital stock of a New Parent; (iii) the foreign subsidiaries of Former Parent would then be owned by New Parent, either directly or through a foreign subsidiary of New Parent, and would be sister companies of Former Parent, and the domestic subsidiaries would be held through Former Parent as a U.S. subsidiary of New Parent.

        "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. "Investment" shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Wholly Owned Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly 100% of the outstanding Common Stock of such Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

        "Issue Date" means November 6, 2003.

        "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

        "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of:

                (1)   reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

                (2)   taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

                (3)   repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale; and

                (4)   appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

        "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnification, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

        "Pari Passu Indebtedness" means any Indebtedness of the Company or any Guarantor that ranks pari passu in right of the payment with the notes or the Guarantee of such Guarantor, as applicable.

        "Permitted Indebtedness" means, without duplication, each of the following:

                (1)   Indebtedness under the notes issued on the Issue Date in an aggregate principal amount not to exceed $150.0 million and the related Guarantees;

                (2)   Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed the greater of

            (a)   $475.0 million (i) less the amount of all mandatory principal payments actually made by the Company or any Restricted Subsidiary with the Net Cash Proceeds from Asset Sales in respect of the term loans thereunder (excluding any such payments to the extent refinanced at the time of payment under a replaced Credit Agreement); and (ii) reduced by any mandatory permanent repayments of revolving loans made by the Company thereunder (which are accompanied by a corresponding permanent commitment reduction) with the Net Cash Proceeds from Asset Sales (excluding any such payments and commitment reductions to the extent refinanced at the time of payment under a replaced Credit Agreement); and

            (b)   the Borrowing Base Amount plus $30.0 million;

                (3)   Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date (other than Indebtedness under clause (2) above) reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions therein;

                (4)   Interest Swap Obligations of the Company or any of its Restricted Subsidiaries covering Indebtedness of the Company or such Restricted Subsidiary; provided, however, that such Interest Swap Obligations are entered into to protect the Company and its Restricted Subsidiaries from fluctuations in interest rates on Indebtedness incurred without violation of the Indenture to the extent the notional principal amount of such Interest Swap Obligation does not exceed, at the time of the incurrence thereof, the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

                (5)   Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

                (6)   Indebtedness of a Restricted Subsidiary of the Company to the Company, to a Guarantor or to another Wholly Owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by the Company, such Guarantor, such Wholly Owned Restricted Subsidiary or the holders of a Lien permitted under the Indenture, in each case subject to no Lien held by a Person other than the Company, a Guarantor, such Wholly Owned Restricted Subsidiary or holders of a Lien permitted under the Indenture; provided that if as of any date any Person other than the Company, a Guarantor, a Wholly Owned Restricted Subsidiary of the Company or the holders of a Lien permitted under the Indenture owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness pursuant to this clause (6);

                (7)   Indebtedness of the Company to a Wholly Owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by a Wholly Owned Restricted Subsidiary of the Company or the holders of a Lien permitted under the Indenture, in each case subject to no Lien other than a Lien permitted under the Indenture; provided that (a) any

Indebtedness of the Company to any Wholly Owned Restricted Subsidiary of the Company that is not Guarantor is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Indenture and the notes and (b) if as of any date any Person other than a Wholly Owned Restricted Subsidiary of the Company or the holders of a Lien permitted under the Indenture owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the Company pursuant to this clause (7);

                (8)   Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within four business days of incurrence;

                (9)   Indebtedness of the Company or any of its Restricted Subsidiaries represented by letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

                (10) Indebtedness represented by guarantees by the Company or its Restricted Subsidiaries of Indebtedness otherwise permitted to be incurred under the Indenture; provided that, in the case of a guarantee by a Restricted Subsidiary, such Restricted Subsidiary complies with the "Additional Subsidiaries Guarantees" covenant to the extent applicable;

                (11) Indebtedness of the Company or any of its Restricted Subsidiaries in respect of bid, payment and performance bonds, bankers' acceptances, workers' compensation claims, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations, and bank overdrafts (and letters of credit in respect thereof) in the ordinary course of business;

                (12) Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets;

                (13) Indebtedness represented by Capitalized Lease Obligations and Purchase Money Indebtedness of the Company and its Restricted Subsidiaries incurred in the ordinary course of business not to exceed $15.0 million at any one time outstanding;

                (14) Indebtedness of Foreign Restricted Subsidiaries of the Company in an aggregate principal amount not to exceed $20.0 million under lines of credit to any such Foreign Restricted Subsidiary from Persons other than the Company or any of its Subsidiaries, the proceeds of which Indebtedness are used for such Foreign Restricted Subsidiary's working capital and other general corporate purposes;

                (15) Indebtedness that may be deemed to exist pursuant to the Factoring Agreement and Indebtedness by a Securitization Entity in a Qualified Securitization Transaction that is not recourse (except for Standard Securitization Undertakings) to the Company or any of its Restricted Subsidiaries; provided that any amounts incurred under this clause (15) in excess of $50.0 million will reduce the amounts available for borrowing under clause (2) above in an equal amount;

                (16) Indebtedness of the Company evidenced by commercial paper issued by the Company; provided that the aggregate outstanding principal amount of Indebtedness incurred pursuant to clause (2) of this definition and this clause (16) does not exceed the maximum amount of Indebtedness permitted under clause (2) of this definition;

                (17) Refinancing Indebtedness;

                (18) Indebtedness of the Company or any of its Restricted Subsidiaries consisting of obligations to repurchase equipment incurred in the ordinary course of business, to the extent such obligations do not exceed the fair market value of such equipment; and

                (19) additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $30.0 million at any one time outstanding (which amount may, but need not, be incurred in whole or in part under the Credit Agreement).

        For purposes of determining any particular amount of Indebtedness under the "Limitation on Incurrence of Additional Indebtedness" covenant, guarantees, Liens or letter of credit obligations supporting Indebtedness otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (19) above or is permitted to be incurred pursuant to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, the Company shall, in its sole discretion, classify (or later reclassify) such item of Indebtedness in any manner that complies with such covenant. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock and change in the amount outstanding due solely to the result of fluctuations in the exchange rates of currencies will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of the "Limitations on Incurrence of Additional Indebtedness" covenant.

        "Permitted Investments" means:

                (1)   Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Wholly Owned Domestic Restricted Subsidiary of the Company or that will merge or consolidate into the Company or a Wholly Owned Domestic Restricted Subsidiary of the Company and other Investments to the extent constituting intercompany Indebtedness permitted under clause (6) or (7) of the definition of "Permitted Indebtedness";

                (2)   Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment, to the extent held by a Restricted Subsidiary that is not a Guarantor, is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Notes and the Indenture;

                (3)   Investments in cash and Cash Equivalents;

                (4)   loans and advances to employees and officers of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $2.0 million at any one time outstanding;

                (5)   Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company's or its Restricted Subsidiaries' businesses and otherwise in compliance with the Indenture;

                (6)   additional Investments not to exceed $15.0 million at any one time outstanding;

                (7)   Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers or in good faith settlement of delinquent obligations of such trade creditors or customers;

                (8)   Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the "Limitation on Asset Sales" covenant;

                (9)   Investments represented by guarantees that are otherwise permitted under the Indenture;

                (10) Investments the payment for which is Qualified Capital Stock of the Company;

                (11) any Investment by the Company or a Wholly Owned Subsidiary of the Company in a Securitization Entity or any Investment by a Securitization Entity in any other Person in connection with a Qualified Securitization Transaction; provided that any Investment in a Securitization Entity is in the form of a Purchase Money Note or an equity interest;

                (12) Investments by the Company consisting of obligations of one or more officers, directors or other employees of the Company or any of its Subsidiaries in connection with such officers', directors' or employees' acquisition of shares of capital stock of the Company so long as no cash is paid by the Company or any of its Subsidiaries to such officers, directors or employees in connection with the acquisition of any such obligations; and

                (13) Investments in joint ventures not to exceed $15.0 million at any one time outstanding.

        "Permitted Liens" means the following types of Liens:

                (1)   Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

                (2)   statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen and repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP has been made in respect thereof;

                (3)   Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

                (4)   judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

                (5)   easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

                (6)   Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

                (7)   Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

                (8)   Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

                (9)   Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

                (10) Liens securing Capitalized Lease Obligations and Purchase Money Indebtedness permitted pursuant to clause (13) of the definition of "Permitted Indebtedness"; provided, however, that in the case of Purchase Money Indebtedness (a) the Indebtedness shall not exceed the cost of such property or assets and shall not be secured by any property or assets of the Company or any Restricted Subsidiary of the Company other than the property and assets so acquired or constructed and (b) the Lien securing such Indebtedness shall be created within 90 days of such acquisition or construction or, in the case of a refinancing of any Purchase Money Indebtedness, within 90 days of such refinancing;

                (11) Liens securing Indebtedness under Currency Agreements;

                (12) Liens securing Acquired Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant; provided that:

            (a)   such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company; and

            (b)   such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company;

                (13) Liens on assets of a Restricted Subsidiary of the Company that is not a Guarantor to secure Indebtedness of such Restricted Subsidiary that is otherwise permitted under the Indenture;

                (14) Liens on assets transferred to a Securitization Entity or on assets of a Securitization Entity, in either case incurred in connection with a Qualified Securitization Transaction and Liens in favor of the Factor solely on those accounts receivable (and the rights ancillary thereto) of the Company and its Restricted Subsidiaries that are purchased by the Factor pursuant to the Factoring Agreement from time to time;

                (15) leases, subleases, licenses and sublicenses granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries;

                (16) banker's Liens, rights of setoff and similar Liens with respect to cash and Cash Equivalents on deposit in one or more bank accounts in the ordinary course of business;

                (17) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

                (18) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods;

                (19) rights of customers with respect to inventory which arise from deposits and progress payments made in the ordinary course of business; and

                (20) additional Liens not to exceed $5.0 million at any one time.

        "Person" means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

        "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

        "Purchase Money Indebtedness" means Indebtedness of the Company and its Restricted Subsidiaries incurred in the normal course of business for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment.

        "Purchase Money Note" means a promissory note of a Securitization Entity evidencing a line of credit, which may be irrevocable, from the Company or any Subsidiary of the Company in connection with a Qualified Securitization Transaction to a Securitization Entity, which note shall be repaid from cash available to the Securitization Entity other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest and principal and amounts paid in connection with the purchase of newly generated receivables or newly acquired equipment.

        "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

        "Qualified Securitization Transaction" means any transaction or series of transactions that may be entered into by the Company, any of its Restricted Subsidiaries or a Securitization Entity pursuant to which the Company or such Restricted Subsidiary or that Securitization Entity may, pursuant to customary terms, sell, convey or otherwise transfer to, or grant a security interest in for the benefit of, (1) a Securitization Entity or the Company or any of its Restricted Subsidiaries that subsequently transfers to a Securitization Entity (in the case of a transfer by the Company or such Restricted Subsidiary) and (2) any other Person (in the case of transfer by a Securitization Entity), any accounts receivable (whether now existing or arising or acquired in the future) of the Company or any of its Restricted Subsidiaries that arose in the ordinary course of business of the Company and its Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable, all contracts and contract rights and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets (including contract rights) that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

        "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

        "Refinancing Indebtedness" means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant (other than pursuant to clauses (2), (4), (5), (6), (7), (8), (9), (10), (11), (12), (13), (14), (15), (16), (17), (18) or (19) of the definition of Permitted Indebtedness), in each case that does not:

                (1)   result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing); or

                (2)   create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; or (c) any maturity that is prior to the maturity of the notes being offered hereby (it being understood that any obligation to purchase the notes pursuant to a Change of Control or an Asset Sale will not be deemed to create an earlier maturity with respect to the notes for purposes of this provision); provided that (x) if such Indebtedness being Refinanced is Indebtedness solely of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company and (y) if such Indebtedness being Refinanced is subordinate or junior to the notes, then such Refinancing Indebtedness shall be subordinate to the notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

        "Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

        "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

        "SEC" means the United States Securities Exchange Commission.

        "Securities Act" means the United States Securities Act of 1933, as amended.

        "Securitization Entity" means a Wholly Owned Subsidiary of the Company (or another Person in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers accounts receivable and related assets) that engages in no activities other than in connection with the financing of accounts receivable and that is designated by the Board of Directors of the Company (as provided below) as a Securitization Entity; and

                (1)   no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

            (a)   is guaranteed by the Company or any Restricted Subsidiary of the Company (other than the Securitization Entity) (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness)) pursuant to Standard Securitization Undertakings,

            (b)   is recourse to or obligates the Company or any Restricted Subsidiary of the Company (other than the Securitization Entity) in any way other than pursuant to Standard Securitization Undertakings or

            (c)   subjects any asset of the Company or any Restricted Subsidiary of the Company (other than the Securitization Entity), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings and other than any interest in the accounts receivable and related assets being financed (whether in the form of an equity interest in such assets or subordinated indebtedness payable primarily from such financed assets), retained or acquired by the Company or any Restricted Subsidiary of the Company;

                (2)   with which neither the Company nor any Restricted Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing receivables of such entity; and

                (3)   to which neither the Company nor any Restricted Subsidiary of the Company has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results.

        Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing conditions.

        "Significant Subsidiary", with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a "significant subsidiary" set forth in Rule 1.02(w) of Regulation S-X under the Securities Act.

        "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by the Company or any Subsidiary of the Company that are reasonably customary in an accounts receivable securitization transaction.

        "Subsidiary" with respect to any Person, means:

                (1)   any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

                (2)   any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

        "Subordinated Indebtedness" means Indebtedness of the Company or any Guarantor that is subordinated or junior in right of payment to the notes or the Guarantee of such Guarantor, as the case may be.

        "Supplemental Indenture" means a supplemental indenture in the form to be attached to the Indenture, executed and delivered to the Trustee, pursuant to which each New Parent

(i) will become a Guarantor of the notes by executing a guarantee in the form also to be attached to the Indenture, and (ii) becomes subject to the covenants contained in the Indenture as described in such supplemental indenture.

        "Unrestricted Subsidiary" of any Person means:

                (1)   any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

                (2)   any Subsidiary of an Unrestricted Subsidiary.

        The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that:

                (1)   the Company certifies to the Trustee that such designation complies with the "Limitation on Restricted Payments" covenant; and

                (2)   each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

        The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

                (1)   immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant; and

                (2)   immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

        "Wholly Owned Restricted Subsidiary" of any Person means any Wholly Owned Subsidiary of such Person which at the time of determination is a Restricted Subsidiary of such Person.

        "Wholly Owned Subsidiary" of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a Restricted Subsidiary that is incorporated in a jurisdiction other than a State in the United States or the District of Columbia, directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

UNDERWRITING

        Subject to the terms and conditions set forth in the underwriting agreement between us and the Underwriters, the Underwriters named below have agreed to purchase from us, severally and not jointly, the following respective principal amounts of Notes offered by this prospectus supplement at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

Underwriter	Principal Amount of Notes
Deutsche Bank Securities Inc.	$72,000,000
Lehman Brothers Inc.	48,000,000
Credit Suisse First Boston LLC	15,000,000
ABN AMRO Incorporated	5,000,000
BNY Capital Markets, Inc.	5,000,000
BNP Paribas Securities Corp.	5,000,000

Total	$150,000,000

        The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent.

        We have been advised by the Underwriters that the Underwriters propose to offer the Notes to the public at the public offering price set forth on the cover page of this prospectus supplement. After commencement of the offering, the offering price and other selling terms may be changed by the Underwriters.

        The Notes are not listed on any securities exchange. The Underwriters have advised us that they will act as market-makers for the Notes. However, the Underwriters are not obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

        We have agreed to indemnify the Underwriters and certain controlling persons against certain liabilities, including liabilities under the Securities Act.

        The Underwriters have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including overallotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Notes at a level above that which might otherwise prevail in the open market. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. A stabilizing bid is a bid for the purchase of Notes on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Notes. A syndicate covering transaction is the bid for or the purchase of Notes on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A penalty bid is an arrangement permitting the Underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member. The Underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

        The Underwriters have advised us that they do not intend to confirm sales to any account over which any of them exercises discretionary authority.

        The Underwriters and their predecessors and affiliates have from time to time provided, and expect to continue to provide, financial and advisory services to us for customary fees. Deutsche Bank Securities Inc. served as an initial purchaser in our 2002 and 2001 senior subordinated notes offerings. Lehman Brothers Inc. also served as an initial purchaser in our 2002 senior subordinated notes offering. In addition, Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., is a lender under our senior credit facility. Affiliates of BNY Capital Markets, Inc., BNP Paribas Securities Corp. and ABN AMRO Incorporated are also lenders under our senior credit facility. An affiliate of BNY Capital Markets, Inc. is the trustee under the indenture related to the notes offered hereby.

LEGAL MATTERS

        Quarles & Brady LLP, Milwaukee, Wisconsin, will pass upon the validity of the senior notes on our behalf. Cahill Gordon & Reindel LLP, New York, New York, will act as legal counsel to the underwriters.

DOCUMENTS INCORPORATED BY REFERENCE

        We file annual, quarterly and current reports, and other information with the SEC. Our SEC filings (File No. 001-11978) are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC at 1-800-732-0330 for further information about the Public Reference Room.

        The SEC allows us to "incorporate by reference" into this prospectus supplement and the accompanying prospectus the information we file with the SEC, which means we can disclose important information to you by referring you to those documents. Please refer to "Where You Can Find More Information" in the accompanying prospectus. Any information referenced this way is considered to be part of the accompanying prospectus, and any information that we file later with the SEC will automatically update and supersede this information. At the date of this prospectus supplement, we incorporate by reference the following documents that we have filed with the SEC, and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we complete our sale of the securities to the public:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2002;

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003; and

  •
  Our Current Reports on Form 8-K filed February 11, 2003, February 24, 2003, March 10, 2003, March 26, 2003, and July 30, 2003 (as to the disclosure in Item 5 and Exhibit 4 only and not as to the disclosure in Item 12 and Exhibit 99.1 thereof which are "furnished" and not "filed").

PROSPECTUS

$750,000,000

The Manitowoc Company, Inc.

DEBT SECURITIES

COMMON STOCK
(with attached Common Stock Purchase Rights)

        When we offer securities, we will provide you with a prospectus supplement describing the terms of the specific issue of securities, including the offering price of the securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest.

        We may offer from time to time:

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    unsecured debt securities consisting of debentures, notes and/or other evidences of unsecured indebtedness in one or more series;

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    guarantees of debt securities, which guarantees are to be issued by one or more of our subsidiaries to be identified when any guarantees are issued;

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    common stock, $0.01 par value per share, with attached common stock purchase rights; and

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    any combination of the foregoing, at an aggregate initial offering price not to exceed $750,000,000, at prices and on terms to be determined at or prior to the time of sale in light of market conditions at the time of sale.

        Our common stock is quoted on the New York Stock Exchange, under the symbol "MTW."

        You should carefully consider the "Risk Factors" which may be included in any supplement, or which are incorporated by reference into this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 18, 2002.

*          *          *

        No person has been authorized to give any information or to make any representation not contained in, or incorporated by reference into, this prospectus or the accompanying prospectus supplement. You must not rely on any unauthorized information or representation. We do not imply or represent by delivering this prospectus that Manitowoc, or its business, is unchanged after the date of this prospectus or that the information in this prospectus is correct as of any time after its date.

        The information in this prospectus or any prospectus supplement may not contain all of the information that may be important to you. You should read the entire prospectus and any prospectus supplement, as well as the documents incorporated by reference into this prospectus or any accompanying prospectus supplement, before making an investment decision.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Using this process, we may, from time to time, offer any combination of securities described in this prospectus in one or more offerings with a total initial offering price of up to $750,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that particular offering. The prospectus supplement may also add, update or change information contained in this prospectus. To obtain additional information that may be important to you, you should also read the exhibits to the registration statement. You should read both this prospectus and any applicable prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

        When used in this prospectus and any prospectus supplement, the terms "Manitowoc," "we," "our," "us" and the "Company" refer to The Manitowoc Company, Inc. and its subsidiaries.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS

        All statements other than statements of historical facts included or incorporated by reference into this prospectus, including statements regarding our future financial position, business strategy, budgets, projected costs, and plans and objectives for future operations are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated as of the date of this prospectus. Forward-looking statements generally can be identified by the use of forward-looking words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or words of similar meaning. Some of the factors that could cause such a variance are disclosed in the section "Risk Factors" in the accompanying prospectus supplement and elsewhere in this prospectus, in the prospectus supplement, and in the documents incorporated by reference into this prospectus, and include the following for each of our business segments:

        Cranes and Related Products—market acceptance of new and innovative products; cyclicality of the construction industry; the effects of government spending on construction-related projects within the United States and abroad; growth in world demand for our crane product offerings; the replacement cycle of technologically obsolete cranes; and the demand for used equipment.

        Foodservice Equipment—market acceptance of new and innovative products; demographic information affecting two-income families and general population growth; household income; weather; consolidations within the restaurant and foodservice equipment industries; global expansion of customers; the ice-cube machine replacement cycle in the United States; specialty foodservice market growth; future strength of the beverage industry; new product introductions; and the demand for quick-service restaurants and kiosks.

        Marine Services—shipping volume fluctuations based on performance of the steel industry; weather and water levels on the U.S. Great Lakes; trends in government spending on new vessels; five-year survey schedule; the replacement cycle of older marine vessels; growth of existing marine fleets; consolidation of the Great Lakes marine industry; frequency of vessel casualties on the Great Lakes; and the level of construction and industrial maintenance.

        Corporate (including factors that may affect all three businesses)—changes in laws and regulations throughout the world; the ability to finance, complete and successfully integrate acquisitions, strategic alliances, and joint ventures; competitive pricing; changes in domestic and international economic and industry conditions; changes in the interest rate environment; risks associated with growth; foreign currency fluctuations; worldwide political risk; pressure of additional financial leverage resulting from our acquisitions; and success in increasing manufacturing efficiencies.

        We urge you to consider these factors and to review carefully the section "Risk Factors" in the accompanying prospectus supplement for a more complete discussion of the risks of an investment in our securities. The forward-looking statements included in this prospectus or any prospectus supplement or incorporated by reference into this prospectus are made only as of the date of this prospectus or any prospectus supplement or the date of the incorporated document, and we undertake no obligation to publicly update these statements to reflect subsequent events or circumstances.

THE COMPANY

        The Manitowoc Company is a diversified industrial manufacturer with leading positions in its three principal segments:

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  cranes and related products;

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  foodservice equipment; and

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  marine services.

        Our cranes and related products business is a global provider of engineered lift solutions, offering one of the broadest lines of lifting equipment in our industry. We design, manufacture and market a comprehensive line of crawler cranes, mobile hydraulic cranes, tower cranes, boom trucks and aerial work platforms with capacities ranging from 10 to over 1,433 U.S. tons. Our crane products are marketed under the Manitowoc, Potain, Grove and National brand names, which we believe hold leadership positions in their respective markets and are among the most recognized names in the industry. Our cranes are used in a wide variety of applications, including energy, petrochemical and industrial projects, infrastructure development such as road bridge and airport construction, commercial and high-rise residential construction, mining and dredging.

        Our foodservice equipment business is a leading broad-line manufacturer of "cold" side commercial food service equipment products. We design, manufacture and market full product lines of ice making machines, walk-in and reach-in refrigerator/freezers, fountain beverage delivery systems and other foodservice refrigeration products for the restaurant, lodging, convenience store and institutional foodservice markets.

        Our marine business provides new construction, ship repair and maintenance services for freshwater and saltwater vessels. From our four shipyards, we operate over 60% of the drydock capacity (based on footage) serving the U.S. Great Lakes commercial fleet.

        The address and telephone number of our principal offices are 500 South 16th Street, Manitowoc, Wisconsin 54221-0066, telephone (920) 684-4410.

WHERE YOU CAN FIND MORE INFORMATION

        The Manitowoc Company files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We have also filed a registration statement on Form S-3, including exhibits and schedules, under the Securities Act of 1933 with respect to the securities that we may issue from time to time. This prospectus is a part of that registration statement, but does not contain all of the information included in the registration statement or the exhibits and schedules. You may read and copy the registration statement and any reports, statements or other information filed by us with the SEC at the SEC's public reference facility at:

Room 1024
450 Fifth Street, N.W.
Washington, D.C. 20549

        You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers like us that file electronically with the SEC. You may also obtain copies of these materials through our website, http://www.manitowoc.com. The information contained on our website is not incorporated by reference into this prospectus.

        Our common stock is listed on the New York Stock Exchange and reports, proxy information and other information concerning us can be inspected at the New York Stock Exchange located at 20 Broad Street, New York, New York 10005.

        The SEC allows us to "incorporate by reference" into this prospectus information that we file with the SEC. This means that:

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  we can disclose important information to you by referring to other documents that contain that information;

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  the information incorporated by reference is considered to be part of this prospectus; and

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  any information that we file with the SEC in the future is automatically incorporated into this prospectus and updates and supersedes previously filed information, including information contained in this prospectus.

        We incorporate by reference into this prospectus the following documents, and any filings we make after the initial filing of the registration statement but before it becomes effective, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until we sell all of the securities that we have registered under the registration statement of which this prospectus is a part:

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  Our annual report on Form 10-K for the year ended December 31, 2001;

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  Our quarterly report on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002;

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  Our current reports on Form 8-K dated May 9, 2001 (which includes audited financial statements of Potain S.A. (n/k/a Potain SAS), a company which we acquired in 2001, as of and for the years ended December 31, 2000 and 1999), March 18, 2002, June 24, 2002, July 18, 2002, July 23, 2002, July 30, 2002, two dated August 8, 2002 (one of which includes audited financial statements of Grove Investors, Inc., a company we acquired in 2002, as of September 29, 2001, and its predecessor, SGPA, Inc., as of September 30, 2000, and for each of the three fiscal years ended September 29, 2001), and September 12, 2002;

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  The description of our common stock contained in our Registration Statement on Form 8-A dated October 24, 1972, and any further amendment or report updating that description; and

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  The description of our common stock purchase rights contained in our Registration Statement on Form 8-A dated August 5, 1996, and any further amendment or report updating that description.

        You may request a copy of any of these filings, at no cost, by writing to Maurice D. Jones, Vice President, General Counsel and Secretary, The Manitowoc Company, Inc., P.O. Box 66, Manitowoc, Wisconsin 54221-0066, or by calling Mr. Jones at (920) 684-4410.

        If we have incorporated by reference any statement or information into this prospectus and we subsequently modify that statement or information, the statement or information incorporated into this prospectus is also modified or superseded in the same manner.

USE OF PROCEEDS

        Except as otherwise described in any applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for one or more of the following purposes:

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  refinance, in part, existing indebtedness;

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  finance, in part, the cost of acquisitions;

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  finance capital expenditures and capacity expansion; and/or

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  general corporate purposes and working capital.

        Funds which are not required immediately for these purposes may be invested temporarily in short-term marketable securities.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of earnings to fixed charges for the six months ended June 30, 2002, and for the five years ended December 31, 2001, 2000, 1999, 1998 and 1997.

		Years Ended December 31,
	Six Months Ended June 30, 2002
		2001	2000	1999	1998	1997
Ratio of Earnings to Fixed Charges	2.8x	2.9x	6.5x	9.5x	8.6x	8.9x

For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and extraordinary items, plus fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt expenses and one-third of rent expense which is deemed representative of an interest factor.

DESCRIPTION OF DEBT SECURITIES

        We may issue debt securities in one or more series under an Indenture (the "Indenture") between us and a qualified trustee to be named in the Indenture, as trustee. The form of the Indenture is filed as an exhibit to the registration statement. The Indenture will be subject to, and governed by, the Trust Indenture Act of 1939.

        The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by express reference to the Indenture and the Securities Resolution which establishes a series of debt securities ("Securities Resolution") or the supplemental indenture authorizing a series. Copies will be filed with the SEC. Capitalized terms used in this section without definition have the meanings given such terms in the Indenture.

        The particular terms of the debt securities offered by a prospectus supplement will be described in that supplement, along with any applicable modifications of or additions to the general terms of the debt securities as described herein and in the Indenture. Accordingly, for a description of the terms of any series of debt securities, reference must be made to both the description of the debt securities in this prospectus and the prospectus supplement.

General

        The Indenture does not limit the amount of debt securities that can be issued or our ability or that of our subsidiaries to incur, assure or guarantee debt. Also, the Indenture does not restrict our ability or that of our subsidiaries to create or permit liens. It provides that the debt securities may be issued from time to time in one or more series pursuant to the terms of one or more Securities Resolutions or supplemental indentures creating the series.

        As of the date of this prospectus, there were no debt securities outstanding under the Indenture. The ranking of a series of debt securities with respect to all our indebtedness will be established by a Securities Resolution or supplemental indenture creating the series.

Terms

        If we offer debt securities pursuant to this prospectus, the accompanying prospectus supplement will describe the following terms, if applicable, of those debt securities:

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  the designation, denominations, aggregate principal amount, currency or composite currency in which principal or interest may be paid;

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  the price at which those debt securities will be issued and, if an index formula or other method is used, the method for determining amounts of principal or interest;

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  the maturity date and other dates, if any, on which principal will be payable;

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  the interest rate or rates, if any, or method of calculating the interest rate or rates;

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  the date or dates from which interest will accrue and on which interest will be payable, and the record dates for the payment of interest;

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  the manner of paying principal and interest;

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  the place or places where principal and interest will be payable;

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  provisions relating to subsidiary guarantees, if any;

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  the terms of any mandatory or optional redemption by us including any sinking fund;

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  whether the debt securities may be converted into or exchanged for common stock or any other securities, and the terms of any conversion or exchange right;

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  the terms of any redemption at the option of holders;

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  any tax indemnity provisions;

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  if the debt securities provide that payments of principal or interest may be made in a currency other than that in which debt securities are denominated, the manner for determining those payments;

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  the portion of principal payable upon acceleration of a discounted debt security (as defined below);

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  whether and upon what terms debt securities may be defeased;

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  whether any events of default or covenants in addition to or in lieu of those set forth in the Indenture apply;

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  provisions for electronic issuance of debt securities or for debt securities in uncertificated form;

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  the ranking of the debt securities; and

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  any other terms not inconsistent with the provisions of the Indenture, including any covenants or other terms that may be required or advisable.

        We may issue debt securities as registered debt securities, bearer debt securities or uncertificated debt securities, and in any denominations specified in the terms of the series.

        In connection with its original issuance, no bearer debt security will be offered, sold or delivered to any location in the United States, and a bearer debt security in definitive form may be delivered in connection with its original issuance only upon presentation of a certificate in a form prescribed by us to comply with United States laws and regulations.

        Registration of transfer of registered debt securities may be requested upon surrender thereof at any office or agency we maintain for that purpose and upon fulfillment of all other requirements of the agent.

Conversion and Exchange

        The terms, if any, on which debt securities of any series will be convertible into or exchangeable for our common stock or other equity or debt securities, property, cash or obligations, or a combination of any of the foregoing, will be summarized in a prospectus supplement relating to that series. The terms may include provisions for conversion or exchange, either on a mandatory basis, at the option of the holder or at our option.

Covenants

        Any covenants that may apply to a particular series of debt securities will be described in the prospectus supplement relating to that series.

Ranking of Debt Securities

        Unless we otherwise state in a prospectus supplement, the debt securities will be unsecured and will rank equally and ratably with our other unsecured and unsubordinated debt. The Indenture does not limit the ability of any of our subsidiaries (including any guarantor) to issue, assume or guarantee debt, and the debt securities will be effectively subordinated to all existing and future indebtedness and other liabilities and commitments of our non-guarantor subsidiaries and to any existing and future secured indebtedness of any guarantor subsidiaries.

Successor Obligor

        The Indenture provides that, unless otherwise specified in the securities resolution which establishes a series of debt securities, we shall not consolidate with or merge into, or transfer all or substantially all of our assets to, any person in any transaction in which we are not the survivor, unless:

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  the person is organized under the laws of the United States or a state thereof or is organized under the laws of a foreign jurisdiction and consents to the jurisdiction of the courts of the United States or a state thereof;

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  the person assumes by supplemental indenture all of our obligations under the Indenture, the debt securities and any coupons;

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  all required approvals of any regulatory body having jurisdiction over the transaction shall have been obtained; and

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  immediately after the transaction no default, as defined below, exists.

The successor shall be substituted for us, and thereafter all of our obligations under the Indenture, the debt securities and any coupons shall terminate.

Exchange of Debt Securities

        Registered debt securities may be exchanged for an equal aggregate principal amount of registered debt securities of the same series and date of maturity in such authorized denominations as may be requested upon surrender of the registered debt securities at an office or agency we maintain for that purpose and upon fulfillment of all other requirements of our agent.

Default and Remedies

        Unless the Securities Resolution establishing the series otherwise provides (in which event the prospectus supplement will so state), an "event of default" with respect to a series of debt securities will occur if:

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  we default in any payment of interest on any debt securities of that series when the same becomes due and payable and the default continues for a period of 30 days;

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  we default in the payment of the principal and premium, if any, of any debt securities of the series when the same becomes due and payable at maturity or upon redemption, acceleration or otherwise;

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  we default in the performance of any of our other agreements applicable to the series and the default continues for 45 days after the notice specified below;

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  pursuant to or within the meaning of any Bankruptcy Law, as defined below, we:

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  commence a voluntary case;

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  consent to the entry of an order for relief against us in an involuntary case;

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  consent to the appointment of a custodian for us or for all or substantially all of our property; or

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  make a general assignment for the benefit of our creditors;

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  a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

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  is for relief against us in an involuntary case;

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  appoints a custodian for us or for all or substantially all of our property; or

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  orders our liquidation,

    and in each case the order or decree remains unstayed and in effect for 60 days; or

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  there occurs any other event of default provided for in such series.

        The term "Bankruptcy Law" means Title 11, U.S. Code or any similar federal or state law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator or a similar official under any Bankruptcy Law.

        The term "default" means any event which is, or after notice or passage of time would be, an event of default. A default is not an event of default until the trustee or the holders of at least 25% in principal amount of the series notify us of the default and we do not cure the default within the time specified after receipt of the notice. If an event of default occurs and is continuing on a series, the trustee by notice to us, or the holders of at least 25% in principal amount of the series, may declare the principal of and accrued interest on all the debt securities of the series to be due and payable immediately. The holders of a majority in principal amount of the series, by notice to the trustee, may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing events of default on the series have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration. If an event of default occurs and is continuing on a series, the trustee may pursue any available remedy to collect principal or interest then due on the series, to enforce the performance of any provision applicable to the series, or otherwise to protect the rights of the trustee and holders of the series.

        The trustee may require indemnity satisfactory to it before it enforces the Indenture or the debt securities of the series. Subject to certain limitations, holders of a majority in principal amount of the debt securities of the series may direct the trustee in its exercise of any trust or power with respect to such series. Except in the case of default in payment on a series, the trustee may withhold from holders of that series notice of any continuing default if it determines that withholding the notice is in the interest of holders of the series. We are required to furnish the trustee annually a brief certificate as to our compliance with all conditions and covenants under the Indenture.

        The Indenture does not have a cross-default provision. Thus, a default by us, or any guarantor subsidiary, on any other debt, including any other series of debt securities, would not constitute an event of default. A Securities Resolution which establishes a series of debt securities may provide for a cross-default provision, in which case the prospectus supplement will describe the terms of that provision.

Amendments and Waivers

        The Indenture and the debt securities may be amended, and any default may be waived as follows: Unless a Securities Resolution otherwise provides (in which event the prospectus supplement will state that), we and the trustee may amend the debt securities, the Indenture and any coupons with the written consent of the holders of a majority in principal amount of the debt securities of all series affected voting as one class. Unless the Securities Resolution otherwise provides (in which event the prospectus supplement will state that), a default on a particular series may be waived with the consent of the holders of a majority in principal amount of the debt securities of the series. However, without the consent of each debt security holder affected, no amendment or waiver may:

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  reduce the amount of debt securities whose holders must consent to an amendment or waiver;

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  reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any debt securities;

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  reduce the principal of or change or have the effect of changing the fixed maturity of any debt securities, or change the date on which any debt securities may be subject to redemption or reduce the redemption price therefor;

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  make any debt securities payable in money other than that stated in the debt securities;

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  make any change in provisions of the Indenture protecting the right of each holder to receive payment of principal of and interest on the debt securities on or after the due date thereof or to bring suit to enforce such payment, or permitting holders of a majority in principal amount of debt securities to waive defaults or events of default; or

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  make any change that materially adversely affects the right to convert or exchange any debt security.

        Without the consent of any debt security holder, we and the trustee may amend the Indenture, the debt securities or any coupons to:

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  cure any ambiguity, defect, or inconsistency;

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  provide for uncertificated debt securities in addition to or in place of certificated debt securities;

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  comply with the Indenture's provisions relating to corporate successors, restructurings or rules relating to payment;

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  make any change that would provide any additional rights or interests under the holders of debt securities or that does not materially adversely affect the rights or interests under the Indenture of any such holder;

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  create a series and establish its terms;

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  comply with requirements of the SEC in order to effect or maintain qualification of the Indenture under the Trust Indenture Act;

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  provide for changes in applicable tax laws which do not materially adversely affect the rights of holders;

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  provide that specific provisions of the Indenture shall not apply to a series not previously issued; or

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  provide for a separate trustee for one or more series.

Legal Defeasance and Covenant Defeasance

        Debt securities of a series may be defeased in accordance with their terms and, unless the Securities Resolution establishing the terms of the series otherwise provides, as set forth in the Indenture and described briefly below. We, at any time, may terminate as to a series all of our obligations (except certain obligations, including obligations with respect to the defeasance trust and obligations to register the transfer or exchange of a Security, to replace destroyed, lost or stolen debt securities and coupons, and to maintain paying agencies in respect of the debt securities) with respect to the debt securities of the series and any related coupons and the Indenture ("legal defeasance"). We, at any time, may terminate as to a series our obligations, if any, with respect to the debt securities and coupons of the series under any restrictive covenants which may be applicable to a particular series ("covenant defeasance").

        We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, a series may not be accelerated because of an event of default. If we exercise our covenant defeasance option, a series may not be accelerated by reference to any restrictive covenants which may be applicable to the particular series.

        To exercise either defeasance option as to a series, we must:

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  irrevocably deposit in trust (the "defeasance trust") with the trustee or another trustee money or U.S. government obligations;

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  deliver a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due on the deposited U.S. government obligations, without reinvestment, plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal and interest when due on all debt securities of the series to maturity or redemption, as the case may be; and

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  comply with other specified conditions; in particular, we must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders for federal income tax purposes.

        The term "government obligations" means direct obligations of, or obligations guaranteed by, the United States and for payment of which the United States pledges its full faith and credit.

Guarantees

        A series of debt securities may be guaranteed by some of our subsidiary corporations, if those guarantees are provided for in the Securities Resolution or the supplemental indenture relating to that series of debt securities. If guarantees are issued in connection with any debt securities, the terms of those guarantees and the names of our subsidiaries which are providing the guarantees will be identified in the applicable prospectus supplement.

Regarding the Trustee

        The prospectus supplement relating to any debt securities will identify the trustee and registrar those debt securities. Unless otherwise indicated in a prospectus supplement, the trustee will also act as transfer agent and paying agent with respect to the debt securities. We may remove the trustee with or without cause if we so notify the trustee three months in advance and if we are not in default during the three-month period. The trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for us or our affiliates, and may otherwise deal with us or our affiliates, as if it were not trustee.

DESCRIPTION OF CAPITAL STOCK

        Our articles of incorporation provide that we have the authority to issue 75 million shares of $0.01 par value common stock and 3.5 million shares of $0.01 par value preferred stock.

        The following is a summary of the material provisions of our common stock and preferred stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to applicable Wisconsin law and our articles of incorporation and by-laws, which are incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

Common Stock

        As of June 30, 2002, we had 24,161,783 shares of common stock issued and outstanding. In addition, on August 8, 2002, we issued approximately 2.2 million shares of common stock in the acquisition of Grove. All of our issued and outstanding shares are fully paid and nonassessable, except in each case for statutory liability for unpaid employee wages under Section 180.0622(2)(b) of the Wisconsin Business Corporation Law.

        After all cumulative dividends have been paid or declared and set apart for payment on any shares of preferred stock that are outstanding, our common stock is entitled to such dividends as may be declared from time to time by our board of directors in accordance with applicable law.

        Except as provided under Wisconsin law and except as may be determined by our board of directors with respect to any series of preferred stock, only the holders of our common stock will be entitled to vote for the election of members to our board of directors and on all other matters. Holders of our common stock are entitled to one vote per share of common stock held by them on all matters properly submitted to a vote of shareholders, subject to Section 180.1150 of the Wisconsin Business Corporation Law. Please see "—Control Share Voting Restrictions" below. Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected.

        All shares of our common stock are entitled to participate equally in distributions in liquidation, subject to the prior rights of any preferred stock that may be outstanding. Holders of our common stock have no preemptive rights to subscribe for or purchase our shares. There are no conversion rights, sinking fund or redemption provisions applicable to our common stock.

        The transfer agent for our common stock is First Chicago Trust Company, a division of Equiserve.

Preferred Stock

        Under our articles of incorporation, our board of directors has the authority, without further action by our shareholders, to issue up to 3.5 million shares of preferred stock in one or more series and to fix the variations in the powers, preferences, rights, qualifications, limitations or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our common stock. Our board of directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of our common stock. As a result, preferred stock could be issued quickly with terms that will delay or prevent a change of control or make removal of management more difficult. In addition, the issuance of preferred stock may have the effect of decreasing the market price of our common stock and may adversely affect the voting and other rights of our common stock. At present, there are no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock.

Common Stock Purchase Rights

        We have entered into a Rights Agreement, dated as of August 5, 1996, with First Chicago Trust Company, pursuant to which each outstanding share of our common stock has attached four-ninths of a right to purchase shares of our common stock. Each share of our common stock subsequently issued prior to the expiration of the Rights Agreement will likewise have attached four-ninths of a right. Under circumstances described below, the rights will entitle the holder thereof to purchase additional shares of our common stock. In this prospectus, unless the context requires otherwise, all references to our common stock include the accompanying rights.

        Currently, the rights are not exercisable and trade with our common stock. If the rights become exercisable, each full right, unless held by a person or group that beneficially owns more than 20% of our outstanding common stock, will initially entitle the holder to purchase one share of our common stock at a purchase price of $100, subject to adjustment. The rights will become exercisable only if a person or group has acquired, or announced an intention to acquire, 20% or more of our outstanding common stock. Under some circumstances, including the existence of a 20% acquiring party, each holder of a right, other than the acquiring party, will be entitled to purchase at the right's then-current exercise price, shares of our common stock having a market value of two times the exercise price. If another corporation acquires us after a party acquires 20% or more of our common stock, each holder of a right will be entitled to receive the acquiring corporation's common shares having a market value of two times the exercise price. Each right may be redeemed at a price of $0.01 until a party acquires 20% or more of our common stock and, after that time, may be exchanged for one share of our common stock per right until a party acquires 50% or more of our common stock. The rights expire on September 18, 2006. Under the Rights Agreement, our board of directors may reduce the thresholds applicable to the rights from 20% to not less than 10%. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on our earnings.

Certain Statutory Provisions

        Business Combination Statute.    Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law regulate a broad range of business combinations between a "resident domestic corporation" and an "interested shareholder." A business combination is defined to include any of the following transactions:

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  a merger or share exchange;

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  a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to 5% or more of the market value of the stock or consolidated assets of the resident domestic corporation or 10% of its consolidated earning power or income;

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  the issuance of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock of the resident domestic corporation;

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  the adoption of a plan of liquidation or dissolution; or

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  certain other transactions involving an interested shareholder.

        A "resident domestic corporation" is defined to mean a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Securities Exchange Act and that, as of the relevant date, satisfies any of the following:

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  its principal offices are located in Wisconsin;

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  it has significant business operations located in Wisconsin;

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  more than 10% of the holders of record of its shares are residents of Wisconsin; or

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  more than 10% of its shares are held of record by residents of Wisconsin.

Manitowoc is a resident domestic corporation for purposes of these statutory provisions.

        An interested shareholder is defined to mean a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a resident domestic corporation or who is an affiliate or associate of the resident domestic corporation and beneficially owned 10% of the voting power of its then outstanding voting stock within the last three years.

        Under this law, we cannot engage in a business combination with an interested shareholder for a period of three years following the date such person becomes an interested shareholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested shareholder before such acquisition. We may engage in a business combination with an interested shareholder after the three-year period with respect to that shareholder expires only if one or more of the following conditions is satisfied:

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  the board of directors approved the acquisition of the stock prior to such shareholder's acquisition date;

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  the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder; or

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  the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.

        Fair Price Statute.    The Wisconsin Business Corporation Law also provides, in Sections 180.1130 to 180.1133, that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a significant shareholder and a resident domestic corporation such as us require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A "significant shareholder" for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation, or is an affiliate of the resident domestic corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation within the last two years. Any such business combination must be approved by 80% of the voting power of the resident domestic corporation's stock and at least two-thirds of the voting power of its stock not beneficially owned by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met:

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  the aggregate value of the per share consideration is equal to the highest of:

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  the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination;

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  the market value of the corporation's shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or

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  the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled; and

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  either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

        Control Share Voting Restrictions.    Under Section 180.1150 of the Wisconsin Business Corporation Law, unless otherwise provided in the articles of incorporation, the voting power of shares of a resident domestic corporation held by any person or group of persons acting together in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction in which the corporation's shareholders have approved restoration of the full voting power of the otherwise restricted shares. Manitowoc's articles do not provide otherwise.

        Defensive Action Restrictions.    Section 180.1134 of the Wisconsin Business Corporation Law provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following:

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  acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities which may be converted into voting shares; or

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  sell or option assets of the corporation which amount to 10% or more of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.

        We currently have more than three independent directors. The foregoing restrictions may have the effect of deterring a shareholder from acquiring our shares with the goal of seeking to have us repurchase such shares at a premium over market price.

BOOK-ENTRY

        The Depository Trust Company ("DTC") may act as securities depository for the securities, in which case the applicable prospectus supplement will so provide. The securities will be issued only as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee. One or more fully registered global certificates will be issued for the securities representing the aggregate principal amount of the debt securities or the number of shares of common stock offered by the applicable prospectus supplement and will be deposited with DTC.

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the 1934 Act, as amended. DTC holds securities that its participants (the "Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (the "Indirect Participants," and together with the Direct

Participants, the "Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

        Purchases of the securities within the DTC system must be made by or through Direct Participants which will receive a credit for the securities on DTC's records. The ownership interest of each actual purchaser of each security (a "beneficial owner") will in turn be recorded on the Direct and Indirect Participants' respective records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the beneficial owner entered into the transaction. Transfers of ownership interest in the securities will be effected by entries made on the books of Participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in debt securities except in the event that use of the book-entry system for the debt securities is discontinued.

        The deposit of the securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other direct communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Redemption notices shall be sent to Cede & Co. If less than all of the securities of an issue are being redeemed, DTC's practice will determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.

        Neither DTC nor Cede & Co. will consent or vote with respect to the securities. Under its usual procedures, DTC mails an omnibus proxy (an "omnibus proxy") to the Participants as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date, identified in a listing attached to the omnibus proxy.

        Principal, premium, if any, and interest on the debt securities and dividends on common stock, if applicable, will be paid to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street-name," and will be the responsibility of such Participant and not of DTC, the underwriters, or Manitowoc, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest on the debt securities and dividends on common stock, if applicable, to DTC is the responsibility of the Company or the Trustee. Disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of Direct and Indirect Participants.

        DTC may discontinue providing its services as securities depository with respect to the securities at any time by giving us reasonable notice. Under such circumstances and in the event that a successor securities depository is not obtained, certificates for the securities are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC, or any successor securities depository. In that event, certificates for the securities will be printed and delivered.

        We will not have any responsibility or obligation to Participants or to the persons for whom they act as nominees with respect to the accuracy of the records of DTC, its nominees or any Direct or Indirect Participant with respect to any ownership interest in the securities, or with respect to payments or providing of notice to the Direct Participants, the Indirect Participants or the beneficial owners.

        So long as Cede & Co. is the registered owner of the securities, as nominee of DTC, references herein to holders of the securities shall mean Cede & Co. or DTC and shall not mean the beneficial owners of the securities.

        The information in this section concerning DTC and DTC's book-entry system has been obtained from DTC. None of Manitowoc, the trustee or the underwriters take any responsibility for the accuracy or completeness thereof.

PLAN OF DISTRIBUTION

        We may sell the securities offered under this prospectus to or through underwriting syndicates represented by managing underwriters, though one or more underwriters without a syndicate for them to offer and sell to the public, agents or dealers or to investors directly in negotiated sales or in competitively bid transactions.

Underwriters

        The relevant prospectus supplement will identify any agents or underwriters and describe their compensation, including underwriting discount. The prospectus supplement will also describe other terms of the offering, including any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges or automated quotation systems on which any offered debt securities may be listed.

        The distribution of securities under this prospectus may occur from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to those prevailing market prices or at negotiated prices.

Agents and Direct Sales

        If the applicable prospectus supplement indicates, we will authorize dealers or our agents to solicit offers by various institutions to purchase offered securities from us pursuant to contracts that provide for payment and delivery on a future date. We must approve all institutions, but they may include, among others:

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  commercial and savings banks;

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  insurance companies;

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  pension funds;

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  investment companies; and

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  educational and charitable institutions.

        The institutional purchaser's obligations will be subject only to the condition that the purchase of the securities is permitted at the time of delivery. The dealers and our agents will not be responsible for the validity or performance of the contract.

General Information

        Underwriters, dealers and agents participating in a sale of securities may be deemed to be underwriters as defined in the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. We may have agreements with the agents, underwriters and dealers to indemnify them against various civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the agents, underwriters or dealers may be required to make as a result of those civil liabilities.

        Our common stock is quoted on the New York Stock Exchange under the symbol "MTW." However, unless we indicate differently in a prospectus supplement, we will not list the debt securities on any securities exchange or seek to have them included on the New York Stock Exchange or any other automated quotation system. If we sell a security offered under this prospectus to an underwriter for public offering and sale, the underwriter may make a market for that security, but is not obligated to do so. Therefore, we cannot give any assurances to you concerning the liquidity of any security offered under this prospectus.

        Agents and underwriters and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiary companies in the ordinary course of business.

LEGAL MATTERS

        The validity of the securities to be sold pursuant to this prospectus will be passed upon for us by Quarles & Brady LLP, Milwaukee, Wisconsin counsel to Manitowoc. Legal matters will be passed upon for the underwriters, dealers or agents by counsel we will name in the applicable prospectus supplement.

EXPERTS

        The financial statements of Manitowoc as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 incorporated in this prospectus by reference to the Annual Report on Form 10-K of Manitowoc for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Potain S.A. appearing in Manitowoc's Current Report on Form 8-K dated May 9, 2001, have been audited by Ernst & Young Audit, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Grove Investors, Inc. as of September 29, 2001 (Successor Company) and September 30, 2000 (Predecessor Company) and for each of the years in the three-year period ended September 29, 2001 (Predecessor Company) have been incorporated by reference into this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference into this prospectus and upon the authority of said firm as experts in auditing and accounting. As stated in the report of KPMG LLP, effective September 29, 2001 Grove accounted for a change in ownership through "fresh-start" reporting. As a result, the consolidated information prior to September 29, 2001 is presented on a different cost basis than that as of September 29, 2001 and, therefore, is not comparable.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement

The Manitowoc Company, Inc.

$150,000,000

7 1/8% Senior Notes
due 2013

Joint Book-Running
Lead Managers

Deutsche Bank Securities
Lehman Brothers

Credit Suisse First Boston
ABN AMRO Incorporated
BNY Capital Markets, Inc.
BNP PARIBAS

PROSPECTUS SUPPLEMENT

November 3, 2003

QuickLinks

SUMMARY
Business Strategy
Recent Developments
Summary Historical and Pro Forma Financial Information
The Offering
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS
Unaudited Pro Forma Condensed Statement of Earnings (Thousands of Dollars)
DESCRIPTION OF THE NOTES
UNDERWRITING
LEGAL MATTERS
DOCUMENTS INCORPORATED BY REFERENCE

ABOUT THIS PROSPECTUS
FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS
THE COMPANY
WHERE YOU CAN FIND MORE INFORMATION
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF CAPITAL STOCK
BOOK-ENTRY
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS